UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti FY 2023 Preliminary Financial Update; Announcement of Non-Reliance on
Previously Issued Financial Statements
AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) delivered a strong improvement in production, total operating cost and free cash flow* in the second half of 2023 versus the first half of 2023 and declared a 9.1Moz gold Inferred Mineral
Resource(2) at the Merlin deposit, nearly doubling its overall Nevada Mineral Resource(2) of gold.
Free cash inflow* of $314m in the six months ended 31 December 2023 compared with free cash outflow* of $205m in the six months ended 30 June 2023 as gold production(1) rose 15% and total cash costs per ounce*(1) fell 9% in the same period. Total cash costs per ounce* fell 7% for subsidiaries(1) and 16% for joint ventures in the second half of 2023 compared to the first half of 2023.
Geita, Iduapriem, Kibali and Tropicana made strong improvements in the second half of 2023 compared to the first half of 2023, with
Cuiabá delivering production above plan and Siguiri returning in early November 2023 to full capacity following a carbon-in-leach
(“CIL”) tank failure in its processing plant in May 2023.
“Free cash flow* was strong in the second half of 2023, with production up, total operating costs down and a major new discovery in
Nevada,” said Chief Executive Officer Alberto Calderon. “We were again able to safely deliver on our production commitments, which is important for any business looking to build credibility.”
Safety also improved. The Total Recordable Injury Frequency Rate (“TRIFR”) of 1.09 injuries per million hours worked for 2023 was
13% better than 2022. No fatal injuries were reported in 2023 at mines operated by the Company, for the second consecutive year.
AngloGold Ashanti is working to narrow the valuation gap with its North American-based peers by improving relative cost performance, moving its primary listing to the United States, proposing a joint venture in Ghana to potentially create Africa’s largest gold mine, closing loss-making operations and investing in new projects to grow production and improve margins.
Significant Growth in Nevada
The Company made an important new gold discovery in the United States, declaring a gold Inferred Mineral Resource(2) of 9.1Moz at an average grade of 0.99g/t, at the Merlin deposit in Nevada. This new find takes AngloGold Ashanti’s total gold Mineral Resource(2)
in the Beatty District in Nevada to a total of 16.6Moz(3) at 31 December 2023.
“This is the largest new discovery in the United States in more than a decade,” said CEO Alberto Calderon. “We’ve found a lot of gold, at a very good grade, in one of the best jurisdictions in the world; it’s potentially a game changer.”
The Company’s board of directors approved the North Bullfrog feasibility study, subject to receipt of necessary permits and approvals.
The project, which is anticipated to be the first of the Company’s Nevada operations to enter production, is expected  to produce an
Internal Rate of Return (“IRR”)(4) of 13% assuming a gold price of $1,600/oz. Regulatory approvals are anticipated during the first half of 2025.
Stronger Second Half as Planned
Second-half gold production(1) for the group increased 15% over the first half of 2023, bringing total gold production(1) for 2023 to
2.593Moz, within the 2023 guidance range(1). Solid performances across most of the portfolio helped offset the impact of challenges at Siguiri in the first half of 2023 and the impact of poor ground conditions at Obuasi in the second half of 2023.
Obuasi started to make a good recovery in the fourth quarter of 2023, gaining fresh momentum following the slowdown in the third quarter of 2023 when poor ground conditions were encountered in some high-grade areas. Gold production in the fourth quarter of
2023 was 61,000oz, a 33% increase over the third quarter of 2023.
Total cash costs per ounce* were $1,154/oz for subsidiaries(1) and $802/oz for joint ventures in 2023. Total cash costs per ounce*(1)
for the group at $1,108/oz in 2023 was below the top end of guidance(1).
Non-Reliance on Previously Issued Financial Statements
During the FY 2023 year-end audit process, AngloGold Ashanti found a potential error in the calculation of a deferred tax asset with respect to the Obuasi mine, which impacts its FY 2022 audited consolidated financial statements and H1 2023 unaudited condensed consolidated interim financial statements by a total of up to approximately $146m in earnings. The potential error is non-cash in nature and has no impact on production, costs or cash flow.
AngloGold Ashanti remains in discussions regarding this matter with its previous auditor, Ernst & Young Inc., about if and how much of this potential error should be accounted for in the FY 2022 audited consolidated financial statements, after which unaudited condensed consolidated preliminary financial statements for the six months and the year ended 31 December 2023 will be released.
For further information, refer to “Non-Reliance on Previously Issued Financial Statements” on p.12 below.
AngloGold Ashanti delivers strong second half improvement,
generating $314m free cash flow*; Nevada gold Mineral Resource(2)
nearly doubles to 16.6Moz(3) boosted by 9.1Moz gold Inferred Mineral
Resource(2) discovery at Merlin
FY 2023 PRELIMINARY FINANCIAL UPDATE
for the six months and the year ended 31 December 2023
Notes:
(1) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
(2) The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
Refer to “2023 Mineral Resource and Mineral Reserve Information” below.
(3) Includes gold Measured and Indicated Mineral Resource of 5.37Moz and gold Inferred Mineral Resource of 11.21Moz at 31 December 2023 in the Beatty District in
Nevada. Refer to “2023 Mineral Resource and Mineral Reserve Information” below.
(4)Actual IRR may differ materially from any IRR indicated above, and may therefore be lower, as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Second Half 2023 Highlights
•Strong H2 2023 recovery in gold production, total operating cost and free cash flow* recovery after H1 2023 headwinds
•Gold production(1) for the group +15% to 1.388Moz in H2 2023 from 1.205Moz in H1 2023
•Total cash cost per ounce*(1) (subsidiaries) -7% to $1,112/oz in H2 2023 from $1,202/oz in H1 2023
•Total cash cost per ounce* (joint ventures) -16% to $741/ oz in H2 2023 from $880/oz in H1 2023
•Total cash cost per ounce*(1) for the group -9% to $1,060/oz in H2 2023 from $1,162/oz in H1 2023
•Free cash inflow* of $314m in H2 2023 vs free cash outflow* of $205m in H1 2023
•Net cash inflow from operating activities of $678m in H2 2023 vs $293m in H1 2023
•Obuasi gold production +33% to 61,000oz in Q4 2023 from 46,000oz in Q3 2023
Full Year 2023 Highlights
•Gold production guidance(1) achieved at 2.593Moz
•Total cash costs per ounce*(1) at $1,108/oz within guidance range(1), representing $1,154/oz for subsidiaries(1) and $802/oz for joint ventures
•All-in sustaining cost per ounce*(1) at $1,538/oz, above guidance on higher sustaining capital expenditure
•Strong performances from Iduapriem, Kibali, Cuiabá, Sunrise Dam and Tropicana; Full Asset Potential gains traction
•Free cash inflow* of $109m after strong H2 2023
•Record safety result – TRIFR improved 13% year-on-year to 1.09 injuries per million hours worked; zero fatalities at mines operated by the Company
•9.1Moz Inferred Mineral Resource(2) of gold at an average grade of 0.99g/t for Merlin
•Total Nevada Mineral Resource(2) of gold now a total of 16.6Moz(3)
•North Bullfrog declares 1.0Moz Mineral Reserve of gold; feasibility study shows 13% IRR(4) at $1,600/oz gold price
•Dividend of 19 US cents per share in respect of H2 2023
Financial and Operating Report
for the six months and the year ended 31 December 2023
London, Denver, Johannesburg, 23 February 2024 - AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its preliminary financial and operating update for the six months and the year ended 31 December 2023.

GROUP - Key statistics
		Six months	Six months	Six months	Year	Year
		ended	ended	ended	ended	ended
		Dec	Jun	Dec	Dec	Dec
		2023	2023	2022	2023	2022
		US dollar / Imperial
Operating review
Gold
Produced - Total (1)	- oz (000)	1,388	1,205	1,467	2,593	2,672
Produced - Subsidiaries (1) (2)	- oz (000)	1,196	1,054	1,287	2,250	2,335
Produced - Joint Ventures	- oz (000)	192	151	180	343	337

Sold - Total (1)	- oz (000)	1,357	1,216	1,442	2,573	2,648
Sold - Subsidiaries (1) (2)	- oz (000)	1,168	1,062	1,260	2,230	2,316
Sold - Joint Ventures	- oz (000)	189	154	182	343	332

Financial review
Gold income	- $m	2,335	2,144	2,298	4,480	4,388
Cost of sales	- $m	1,792	1,749	1,771	3,541	3,366
Gross profit (loss)	- $m	592	435	569	1,027	1,129

Average gold price received per ounce* - Subsidiaries	- $/oz	1,939	1,917	1,725	1,928	1,793
Average gold price received per ounce* - Joint Ventures	- $/oz	1,953	1,941	1,732	1,948	1,795
All-in sustaining costs per ounce* - Subsidiaries(1)	- $/oz	1,633	1,622	1,379	1,628	1,396
All-in sustaining costs per ounce* - Joint Ventures	- $/oz	862	1,060	959	951	979
All-in sustaining costs per ounce* - Total (1)	- $/oz	1,526	1,551	1,326	1,538	1,344
All-in costs per ounce* - Subsidiaries (1)	- $/oz	1,822	1,891	1,617	1,855	1,617
All-in costs per ounce* - Joint Ventures	- $/oz	988	1,180	1,069	1,074	1,075
All-in costs per ounce* - Total (1)	- $/oz	1,706	1,801	1,548	1,751	1,549
Total cash costs per ounce* - Subsidiaries(1)	- $/oz	1,112	1,202	1,006	1,154	1,040
Total cash costs per ounce* - Joint Ventures	- $/oz	741	880	698	802	725
Total cash costs per ounce* - Total(1)	- $/oz	1,060	1,162	968	1,108	1,000

Total borrowings	- $m	2,410	2,091	2,169	2,410	2,169
Adjusted net debt*	- $m	1,268	1,194	878	1,268	878
Net cash inflow from operating activities	- $m	678	293	812	971	1,804
Free cash flow*	- $m	314	(205)	185	109	657
Capital expenditure - Subsidiaries	- $m	589	453	594	1,042	1,028
Capital expenditure - Joint Ventures	- $m	41	44	52	85	90

(1) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Operations at a glance
for the six months ended 31 December 2023, 30 June 2023 and 31 December 2022
	Gold production oz (000)			Open-pit treated 000 tonnes			Underground milled / treated 000 tonnes			Other milled / treated 000 tonnes			Open-pit Recovered grade g/tonne			Underground Recovered grade g/tonne			Other Recovered grade g/tonne			Total Recovered grade g/tonne
	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22

AFRICA Joint Ventures	192	151	180	990	1,075	1,103	879	755	769	—	—	—	1.81	1.37	1.16	4.76	4.28	5.62	—	—	—	3.20	2.57	2.99
Kibali - Attributable 45% (1)	192	151	180	990	1,075	1,103	879	755	769	—	—	—	1.81	1.37	1.16	4.76	4.28	5.62	—	—	—	3.20	2.57	2.99

AFRICA Subsidiaries	637	562	743	9,594	7,950	9,251	1,979	1,730	1,909	180	81	73	1.16	1.22	1.31	4.30	4.42	5.70	1.05	1.04	1.38	1.68	1.79	2.06
Iduapriem	150	118	133	2,912	2,518	2,847	—	—	—	—	—	—	1.60	1.46	1.45	—	—	—	—	—	—	1.60	1.46	1.45
Obuasi	107	117	159	—	—	—	515	502	654	180	81	73	—	—	—	6.10	7.08	7.44	1.05	1.04	1.38	4.79	6.24	6.82
Siguiri - Attributable 85%	112	110	137	5,175	4,152	4,687	—	—	—	—	—	—	0.67	0.82	0.91	—	—	—	—	—	—	0.67	0.82	0.91
Geita	268	217	314	1,507	1,280	1,717	1,464	1,228	1,255	—	—	—	1.96	2.08	2.17	3.67	3.34	4.80	—	—	—	2.80	2.69	3.28

AUSTRALIA	297	265	284	3,170	3,560	3,841	2,007	1,802	1,558	—	—	—	1.44	1.01	1.22	2.34	2.58	2.66	—	—	—	1.79	1.54	1.63
Sunrise Dam	125	127	115	648	741	933	1,290	1,223	1,050	—	—	—	1.37	1.27	1.04	2.34	2.46	2.49	—	—	—	2.01	2.01	1.81
Tropicana - Attributable 70%	172	138	169	2,522	2,819	2,908	717	579	508	—	—	—	1.46	0.94	1.28	2.34	2.84	3.00	—	—	—	1.65	1.26	1.53

AMERICAS	262	227	260	421	398	464	1,058	936	1,669	1,412	1,334	887	2.03	2.30	2.97	3.82	3.76	3.76	2.30	1.99	0.47	2.82	2.66	2.67
Cerro Vanguardia - Attributable 92.50%	73	79	86	357	390	367	226	189	229	817	828	887	2.17	2.32	3.17	5.32	6.37	4.92	0.36	0.42	0.45	1.62	1.74	1.81
AngloGold Ashanti Mineração (2) (3)	140	111	125	—	—	—	285	241	951	595	506	—	—	—	—	4.97	4.84	4.05	4.96	4.56	—	4.96	4.65	4.07
Serra Grande	49	37	49	64	8	97	547	506	489	—	—	—	1.28	1.18	2.24	2.59	2.28	2.66	—	—	—	2.46	2.26	2.59

Subsidiaries (2)	1,196	1,054	1,287	13,185	11,908	13,556	5,044	4,468	5,136	1,592	1,415	960	1.25	1.20	1.34	3.42	3.54	4.15	2.16	1.93	0.54	1.88	1.84	2.04
Joint Ventures	192	151	180	990	1,075	1,103	879	755	769	—	—	—	1.81	1.37	1.16	4.76	4.28	5.62	—	—	—	3.20	2.57	2.99
Total including equity-accounted joint ventures (2)	1,388	1,205	1,467	14,175	12,983	14,659	5,923	5,223	5,905	1,592	1,415	960	1.29	1.21	1.33	3.62	3.65	4.34	2.16	1.93	0.54	1.99	1.91	2.12

(1) Equity-accounted joint venture.

(2) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. CdS produced 12koz, 31koz and 42koz for the six months ended 31 December 2023, 30 June 2023 and 31 December 2022, respectively.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
Rounding of figures may result in computational discrepancies
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the six months ended 31 December 2023, 30 June 2023 and 31 December 2022
	Cost of sales			Gross profit			Total cash costs* (1)			All-in sustaining costs*(1)			Sustaining MRD / Stripping capital			Other sustaining capital			Non-sustaining capital
	$m			$m			$/oz			$/oz			$m			$m			$m
	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22	Dec-23	Jun-23	Dec-22

AFRICA Joint Ventures	191	181	178	180	117	138	741	880	698	862	1,060	959	5	12	7	19	16	34	17	16	11
Kibali - Attributable 45% (2)	191	181	178	180	117	138	741	880	698	862	1,060	959	5	12	7	19	16	34	17	16	11

AFRICA Subsidiaries	860	879	891	364	300	391	1,082	1,166	967	1,646	1,477	1,259	158	115	94	164	43	91	67	78	122
Iduapriem	192	195	161	91	45	59	895	1,004	920	1,272	1,396	1,271	40	36	32	13	7	15	18	27	46
Obuasi	156	157	151	42	85	114	1,216	1,020	808	2,258	1,392	1,130	48	40	25	54	7	21	38	28	49
Siguiri - Attributable 85%	203	200	214	7	20	15	1,679	1,621	1,410	2,219	1,747	1,540	16	2	—	37	8	11	—	3	3
Geita	273	293	327	223	146	199	884	1,107	876	1,373	1,436	1,198	51	37	37	54	20	43	10	19	23
Non-controlling interests, administration and other	36	34	38	1	4	4	—	—	—	—	—	—	3	—	—	6	1	1	1	1	1

AUSTRALIA	453	414	403	117	102	90	1,211	1,296	1,115	1,465	1,510	1,318	32	22	28	24	21	27	6	30	54
Sunrise Dam	202	196	186	45	54	6	1,333	1,304	1,429	1,625	1,541	1,747	14	7	13	12	15	17	—	—	—
Tropicana - Attributable 70%	237	202	202	86	64	99	1,043	1,182	818	1,255	1,363	957	18	15	15	12	6	10	6	30	54
Administration and other	14	16	15	(14)	(16)	(15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

AMERICAS	476	455	474	126	37	98	1,070	1,186	999	1,539	1,941	1,629	73	87	80	45	47	88	2	—	—
Cerro Vanguardia - Attributable 92.50%	145	140	128	54	41	42	954	1,128	994	1,555	1,607	1,508	20	18	17	19	13	25	—	—	—
AngloGold Ashanti Mineração(3)	230	222	254	62	2	50	1,013	1,077	897	1,373	2,001	1,594	36	49	47	12	25	48	2	—	—
Serra Grande	89	80	83	6	(8)	2	1,403	1,620	1,266	2,016	2,432	1,926	15	19	15	13	8	13	—	—	—
Non-controlling interests, administration and other	12	13	9	4	2	4	—	—	—	—	—	—	2	1	1	1	1	2	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11	—	—	6	10	10
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6	5	9
North American projects	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11	—	—	—	5	1

CORPORATE AND OTHER	3	1	3	(16)	(4)	(9)	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—

Subsidiaries	1,792	1,749	1,771	591	435	570	1,112	1,202	1,006	1,633	1,622	1,379	263	224	202	245	111	206	81	118	186
Joint Ventures	191	181	178	180	117	138	741	880	698	862	1,060	959	5	12	7	19	16	34	17	16	11
Total including equity-accounted joint ventures	1,983	1,930	1,949	771	552	708	1,060	1,162	968	1,526	1,551	1,326	268	236	209	264	127	240	98	134	197

(1) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. CdS recorded total cash costs* of $2,069/oz, $2,278/oz and $1,667/oz for the six months ended 31 December 2023,
30 June 2023 and 31 December 2022, respectively. CdS recorded all-in sustaining costs* of $2,573/oz, $3,031/oz and $2,297/oz for the six months ended 31 December 2023, 30 June 2023 and 31 December 2022, respectively.

(2) Equity-accounted joint venture.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
* Refer to "Non-GAAP disclosure" for definitions and reconciliations.
Rounding of figures may result in computational discrepancies
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Operations at a glance
for the years ended 31 December 2023 and 31 December 2022
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit Recovered grade g/tonne		Underground Recovered grade g/tonne		Other Recovered grade g/tonne		Total Recovered grade g/tonne
	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22

AFRICA Joint Ventures	343	337	2,065	2,005	1,635	1,511	—	—	1.58	1.09	4.54	5.50	—	—	2.89	2.98
Kibali - Attributable 45% (1)	343	337	2,065	2,005	1,635	1,511	—	—	1.58	1.09	4.54	5.50	—	—	2.89	2.98

AFRICA Subsidiaries	1,198	1,298	17,544	18,141	3,709	3,453	261	167	1.19	1.21	4.36	5.26	1.05	1.35	1.73	1.86
Iduapriem	268	248	5,430	5,448	—	—	—	—	1.54	1.42	—	—	—	—	1.54	1.42
Obuasi	224	250	—	—	1,017	1,062	261	167	—	—	6.58	7.11	1.05	1.35	5.45	6.32
Siguiri - Attributable 85%	221	279	9,326	9,390	—	—	—	—	0.74	0.93	—	—	—	—	0.74	0.93
Geita	485	521	2,788	3,303	2,692	2,391	—	—	2.01	1.69	3.52	4.43	—	—	2.75	2.84

AUSTRALIA	562	538	6,731	7,534	3,808	3,156	—	—	1.21	1.15	2.45	2.56	—	—	1.66	1.57
Sunrise Dam	252	232	1,390	1,784	2,512	2,169	—	—	1.31	1.14	2.40	2.40	—	—	2.01	1.83
Tropicana - Attributable 70%	310	306	5,341	5,750	1,296	987	—	—	1.18	1.15	2.56	2.93	—	—	1.45	1.41

AMERICAS (2)	490	499	819	985	1,994	3,263	2,746	1,672	2.16	2.33	3.79	3.82	2.15	0.46	2.74	2.62
Cerro Vanguardia - Attributable 92.50%	152	170	747	770	415	407	1,645	1,672	2.25	2.46	5.80	6.50	0.39	0.44	1.68	1.85
AngloGold Ashanti Mineração(2)(3)	252	241	—	—	526	1,869	1,101	—	—	—	4.91	4.00	4.78	—	4.82	4.02
Serra Grande	86	88	72	215	1,053	987	—	—	1.27	1.84	2.44	2.37	—	—	2.37	2.28

Subsidiaries (2)	2,250	2,335	25,094	26,660	9,511	9,872	3,007	1,839	1.23	1.24	3.48	3.92	2.05	0.54	1.86	1.89
Joint Ventures	343	337	2,065	2,005	1,635	1,511	—	—	1.58	1.09	4.54	5.50	—	—	2.89	2.98
Total including equity-accounted joint ventures (2)	2,593	2,672	27,159	28,665	11,146	11,383	3,007	1,839	1.25	1.23	3.63	4.13	2.05	0.54	1.95	1.98

(1) Equity-accounted joint venture.

(2) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. CdS produced 42koz and 70koz for the years ended 31 December 2023 and 2022, respectively.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
Rounding of figures may result in computational discrepancies
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the years ended 31 December 2023 and 31 December 2022
	Cost of sales		Gross profit		Total cash costs*(1)		All-in sustaining costs*(1)		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital
	$m		$m		$/oz		$/oz		$m		$m		$m
	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22	Dec-23	Dec-22

AFRICA Joint Ventures	372	342	297	256	802	725	951	979	17	19	35	52	33	19
Kibali - Attributable 45% (2)	372	342	297	256	802	725	951	979	17	19	35	52	33	19

AFRICA Subsidiaries	1,739	1,666	664	721	1,121	1,023	1,563	1,291	273	168	207	126	145	192
Iduapriem	387	314	135	130	943	970	1,329	1,299	77	53	19	28	46	65
Obuasi	313	266	127	165	1,114	914	1,777	1,264	87	53	61	26	66	80
Siguiri - Attributable 85%	403	418	26	84	1,650	1,319	1,976	1,428	18	—	45	19	4	4
Geita	566	594	370	327	984	944	1,403	1,227	88	62	74	49	29	43
Non-controlling interests, administration and other	70	74	6	15					3	—	8	4	—	—

AUSTRALIA	867	783	220	188	1,251	1,157	1,487	1,345	54	46	44	45	37	111
Sunrise Dam	399	371	99	40	1,318	1,402	1,583	1,666	21	24	26	26	—	—
Tropicana - Attributable 70%	438	382	151	177	1,105	881	1,304	1,014	33	22	17	19	37	111
Administration and other	30	30	(30)	(29)					—	—	1	—	—	—

AMERICAS	931	913	162	229	1,124	957	1,713	1,555	160	150	92	172	2	—
Cerro Vanguardia - Attributable 92.50%	285	253	94	113	1,045	913	1,581	1,301	38	30	32	31	—	—
AngloGold Ashanti Mineração (3)	453	477	63	111	1,041	841	1,615	1,543	85	88	37	111	2	—
Serra Grande	169	162	(2)	(2)	1,498	1,355	2,198	2,053	34	30	21	27	—	—
Non-controlling interests, administration and other	24	21	7	7					3	2	2	3	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	11	—	16	17
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	11	16
North American projects	—	—	—	—	—	—	—	—	—	—	11	—	5	1

CORPORATE AND OTHER	4	4	(19)	(9)					—	—	1	1	—	—

Subsidiaries	3,541	3,366	1,027	1,129	1,154	1,040	1,628	1,396	487	364	355	344	200	320
Joint Ventures	372	342	297	256	802	725	951	979	17	19	35	52	33	19
Total including equity-accounted joint ventures	3,913	3,708	1,324	1,385	1,108	1,000	1,538	1,344	504	383	390	396	233	339

(1) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. CdS recorded total cash costs* of $2,217/oz and $1,946/oz for the years ended 31 December 2023 and
2022, respectively. CdS recorded all-in sustaining costs* of $2,894/oz and $2,887/oz for the years ended 31 December 2023 and 2022, respectively.

(2) Equity-accounted joint venture.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
* Refer to "Non-GAAP disclosure" for definitions and reconciliations.
Rounding of figures may result in computational discrepancies
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

OPERATING AND FINANCIAL REVIEW
OVERVIEW
AngloGold Ashanti is pleased to report a significantly improved second half of 2023 compared to the first half of the year, including improved production, total operating cost and free cash flow* during the second half of the year. The Company more than offset the free cash outflow*
of $205m in the first half of 2023, generating $314m in free cash inflow* in the second half of 2023. Free cash flow* generation in 2023 amounted to free cash inflow* of $109m, compared to free cash inflow* of $657m in 2022.
Gold production1 for the group increased by 15% in the second half of 2023 to 1.388Moz from 1.205Moz in the first half of 2023, bringing total gold production1 for the group to 2.593Moz for the year ended 31 December 2023, ending 2023 above the guidance range1.
The operational result in the second half of 2023 was underpinned by strong performances from Iduapriem, Kibali, Cuiabá, Tropicana and
Geita compared to the first half of 2023. Gold production1 for the group decreased by 3% in 2023 to 2.593Moz from 2.672Moz in 2022, mainly due to one-off challenges at Siguiri, which experienced a CIL tank failure in its processing plant in May 2023 and Obuasi, where poor ground conditions in high grade areas during the second half of 2023 had an adverse impact on gold production and total operating costs.
Processing at Siguiri returned to full capacity at the beginning of November 2023. Obuasi started to make a good recovery, with a 33%
increase in gold production from 46,000oz in the third quarter of 2023 to 61,000oz in the fourth quarter of 2023.
Total cash costs per ounce* for subsidiaries1 improved by 7% in the second half of 2023 to $1,112/oz, compared to $1,202/oz in the first half of 2023. Total cash costs per ounce* for joint ventures improved by 16% in the second half of 2023 to $741/oz, compared to $880/oz in the first half of 2023. Total cash costs per ounce*1 for the group improved 9% in the second half of 2023 to $1,060/oz, compared with $1,162/oz in the first half of 2023. Total cash costs per ounce* for subsidiaries1 increased 11% in 2023 to $1,154/oz, compared to $1,040/oz in 2022.
Total cash costs per ounce* for joint ventures increased 11% in 2023 to $802/oz, compared to $725/oz in 2022. Total cash costs*1 for the group increased 11% in 2023 to $1,108/oz, compared with $1,000/oz in 2022. This increase was mainly due to lower production and higher total operating costs as a result of higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services, other charges and royalty payments.
All-in sustaining costs (“AISC”) per ounce* for subsidiaries1 increased 1% in the second half of 2023 to $1,633/oz, compared to $1,622/oz in the first half of 2023. AISC per ounce* for joint ventures decreased 19% in the second half of 2023 to $862/oz, compared to $1,060/oz in the first half of 2023. AISC per ounce*1 for the group decreased 2% in the second half of 2023 to $1,526/oz, compared with $1,551/oz in the first half of 2023. AISC per ounce* for subsidiaries1 increased 17% in 2023 to $1,628/oz, compared to $1,396/oz in 2022. AISC per ounce* for joint ventures decreased 3% in 2023 to $951/oz, compared to $979/oz in 2022. AISC per ounce*1 for the group increased 14% in 2023 to
$1,538/oz, compared with $1,344/oz in 2022. This increase was mainly due to higher total operating costs, higher sustaining capital expenditure and lower gold sold.
AngloGold Ashanti has undertaken a multi-year initiative to increase its investment in Mineral Reserve development and brownfield exploration. The aim of this investment is to increase the rate of Mineral Reserve conversion, extend the Mineral Reserve lives of its mines and further enhance mining flexibility and understanding of the future potential of the ore bodies in the portfolio. This exploration initiative has yielded the discovery of 14.4Moz of gold Mineral Reserve, before depletion, over the past four years at a cost of $62/oz.
The Company’s gold Mineral Reserve decreased from 28.8Moz at 31 December 2022 to 28.1Moz at 31 December 2023. Additions of
2.5Moz to the gold Mineral Reserve includes 2.0Moz from exploration and modelling changes and 0.5Moz due to other impacts. The 2.0Moz from exploration and modelling changes includes the first-time reporting of the North Bullfrog gold Mineral Reserve of 1.0Moz after the successful completion and approval of a feasibility study. Reductions include depletion of 2.9Moz and economic assumptions of 0.3Moz. As a result, the net year-on-year gold Mineral Reserve reduction is 0.7Moz.
AngloGold Ashanti’s gold Measured and Indicated Mineral Resource2 decreased from 60.6Moz at 31 December 2022 to 59.9Moz at
31 December 2023. Additions include exploration and modelling of 1.5Moz. Reductions include the sale of Gramalote of 2.0Moz, and economic assumptions of 0.2Moz. As a result, the net year-on-year gold Measured and Indicated Mineral Resource2 reduction is 0.7Moz.
AngloGold Ashanti’s Inferred Mineral Resource2 for gold increased from 40.8Moz at 31 December 2022 to 46.4Moz at 31 December 2023.
Additions include exploration and modelling changes of 8.7Moz. The additions were partially offset by reductions which include the sale of
Gramalote of 0.6Moz, changes in economic assumptions of 1.3Moz and other factors of 1.2Moz. As a result, the net year-on-year gold
Inferred Mineral Resource2 addition is 5.6Moz. The gold Inferred Mineral Resource2 includes for the first time the Inferred Mineral Resource2 of 9.1Moz at 0.99g/t declared at the Merlin deposit in the Expanded Silicon project after the successful completion and approval of an initial assessment.
During 2023, the Company achieved a number of key milestones:

Completed the move of its primary listing to the New York Stock Exchange; headquartered in Denver, CO	☑
Group guidance[1] achieved on gold production[1] and total cash costs per ounce*[1]	☑
First-time 9.1Moz gold Inferred Mineral Resource[2] declaration at the Merlin deposit, 284Mt at a 0.99g/t grade	☑
North Bullfrog feasibility study approved, construction contingent on requisite permitting expected in Q1 2025	☑
Announced the proposed JV between Iduapriem and Gold Fields’ Tarkwa mine, potentially creating Africa’s largest gold mine	☑
Gold Mineral Reserve increased 2.2Moz pre-depletion, totaling 14.4Moz added over the last four years at a cost of $62/oz	☑
Generated $314m free cash inflow* in H2 2023, more than reversing the free cash outflow* of $205m in H1 2023	☑
Dividend of 19 US cents per share in respect of H2 2023; 2023 dividend 23 US cents per share	☑
Commenced Tropicana renewable energy project; the project is expected to halve natural gas consumption at the site on completion	☑
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

1 Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
2 The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Refer to “2023 Mineral Resource and Mineral Reserve Information” below.
Full year review
Gold production
Gold production1 for the group for the year ended 31 December 2023 was 2.593Moz compared to 2.672Moz for the year ended 31
December 2022. The 3% decline in gold production for the group year-on-year was mainly due to lower ore tonnes processed and lower recovered grades.
Gold production was higher at Sunrise Dam (+9%), Iduapriem (+8%), Cuiabá (+5%), Kibali (+2%) and Tropicana (+1%).  This increase in gold production was more than offset by lower production at Siguiri (-21%), Cerro Vanguardia (-11%), Obuasi (-10%), Geita (-7%) and Serra
Grande (-2%). This excludes the production impact of placing Córrego do Sítio (CdS) on care and maintenance in August 2023.
Costs
Total cash costs per ounce* for subsidiaries1 were $1,154/oz for the year ended 31 December 2023, compared with $1,040/oz for the year ended 31 December 2022.  Total cash costs per ounce* for subsidiaries1 were higher year-on-year mainly due to lower production, higher total operating costs as a result of higher labour and contractors’ costs, commodity prices, logistics costs, power costs, consumable stores, services, other charges and royalty payments, the strengthening of the Brazilian real against the US dollar, higher waste stripping costs at
Tropicana in line with plan, as well as additional costs related to Brazil and the CIL tank failure at Siguiri. This increase was partially offset by the weakening of the South African rand, the Australian dollar and the Argentinean peso against the US dollar, lower fuel cost and favourable inventory movements. Total cash costs per ounce* for joint ventures were $802/oz for the year ended 31 December 2023, compared with
$725/oz for the year ended 31 December 2022. Total cash costs per ounce* for joint ventures were higher year-on-year mainly due to higher total operating costs as a result of higher labour and contractors’ costs, commodity prices, logistics costs, consumable stores, services, other charges, fuel costs and royalty payments, partially offset by cost reduction initiatives in both underground and open-pit mining and higher gold production. Total cash costs per ounce*1 for the group in 2023 were $1,108/oz, compared with $1,000/oz in 2022. Total cash costs per ounce*1 for the group in 2023 were higher year-on-year mainly due to higher labour and contractors’ costs, commodity prices, logistics costs, power costs, consumable stores, services, other charges and royalty payments, the strengthening of the Brazilian real against the US dollar, partly offset by the weakening of the South African rand, the Australian dollar and the Argentinean peso against the
US dollar, lower fuel cost and favourable inventory movements.
AISC per ounce* for subsidiaries1 was $1,628/oz for the year ended 31 December 2023, compared with $1,396/oz for the year ended 31
December 2022.  This increase in AISC per ounce* for subsidiaries1 year-on-year was mainly due to higher total operating costs, higher sustaining capital expenditure and lower gold sold. AISC per ounce* for joint ventures was $951/oz for the year ended 31 December 2023, compared with $979/oz for the year ended 31 December 2022. This decrease in AISC per ounce* for joint ventures year-on-year was mainly due to lower sustaining capital expenditure and higher gold sold, partially offset by higher total operating costs. AISC per ounce*1 for the group in 2023 was $1,538/oz, compared with $1,344/oz in 2022. AISC per ounce*1 for the group in 2023 were higher year-on-year mainly due to higher total operating costs, higher sustaining capital expenditure and lower gold sold.
Impairment of Córrego do Sítio (“CdS”) mine
In 2023, an impairment loss of $32m ($47m gross of taxes) was recognised in respect of the CdS mine in Brazil. Following the impairment loss of $151m ($189m gross of taxes) recognised in 2022, the CdS mine continued to experience operational underperformance in 2023. As a result, CdS was placed on care and maintenance in August 2023, which resulted in a further impairment loss on the remaining asset balances and new capital expenditures incurred during 2023. The impairment losses in 2022 and 2023 were recognised and included in the
Americas segment.
Impairment/ impairment reversal of Cuiabá mine
In 2022, the Cuiabá mine in Brazil recognised an impairment loss of $57m ($70m gross of taxes) largely due to the temporary suspension of filtered tailings deposition on the Calcinados TSF and processing of gold concentrate at the Queiroz metallurgical plant. During the first half of 2023, Cuiabá recognised a further impairment loss of $45m ($53m gross of taxes) largely due to the temporary suspension of operating activities at the Queiroz metallurgical plant.
However, the transition to gold concentrate sales during 2023 significantly improved operating results at the Cuiabá mine compared to 2022, which resulted in the recognition of a reversal of impairment of $28m ($38m gross of taxes) at 31 December 2023. The impairment losses in
2022 and the reversal of impairment in 2023 were recognised and included in the Americas segment.
Impairment of Serra Grande mine
The Serra Grande mine recognised an impairment loss of $90m ($105m gross of taxes) during December 2023 largely due to a projection of lower grades and ounces. The impairment losses in 2023 were recognised and included in the Americas segment.
Impairment of Gramalote
In September 2023, AngloGold Ashanti completed the sale of its entire 50% indirect interest in the Gramalote project to B2Gold Corp. During
2023, Gramalote recognised an impairment loss of $25m ($25m gross of taxes) as the recoverable amount of Gramalote, based on its fair value less cost to sell, was lower than its carrying value.
Cash Flow
Net cash inflow from operating activities decreased to $971m for the year ended 31 December 2023, compared to $1,804m for the year ended 31 December 2022. This decrease was mainly due to the payment of $460m from the Kibali joint venture in 2022 related to the legacy cash build-up at Kibali, which were not repeated in 2023 as well as the once-off costs associated with the corporate restructuring of
$268m.
After accounting for non-sustaining capital expenditure of $200m from subsidiaries, the Company recorded free cash inflow* of $109m for the year ended 31 December 2023, compared to free cash inflow* of $657m for the year ended 31 December 2022.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

1 Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
Free cash flow* before non-sustaining capital expenditure, the metric on which the dividend payment is based, was $342m for the year ended 31 December 2023, compared to $996m for the year ended 31 December 2022.
AngloGold Ashanti received a cash distribution of $143m from the Kibali joint venture during the second half of 2023, compared to a cash distribution of $145m received during the second half of 2022. Cumulative cash distributions received from Kibali for the year ended
31 December 2023 were $180m, compared to $694m received during the year ended 31 December 2022 when the legacy cash build-up was released. At 31 December 2023, the Company’s attributable share of the outstanding cash balances from the DRC was $51m, compared to $40m at 31 December 2022.
Free cash flow* was impacted by continued lock-ups of value added tax (“VAT”) at Geita and Kibali and foreign exchange restrictions and export duties at Cerro Vanguardia (“CVSA”):
•In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $15m during the second half of 2023 to $153m at 31 December 2023 from $168m at 30 June 2023, as a result of offsetting verified VAT claims against corporate tax payments of $54m and revaluation adjustments of $4m, partially offset by new claims submitted of $43m.
The Company plans to continue offsetting verified VAT claims against corporate taxes.
•In the DRC, the Company’s attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) decreased by $29m during the second half of 2023 to $60m at 31 December 2023 from $89m at
30 June 2023, as a result of a new VAT offset agreement signed with the DRC government in the fourth quarter of 2023.
•In Argentina, the net export duty receivables (after discounting provisions) decreased by $1m† during the second half of 2023 to
$4m† at 31 December 2023 from $5m† at 30 June 2023, mainly due to a weaker exchange rate of the Argentinean peso against the US dollar leading to a reduction in the receivable of $30m†, partially offset by a decrease in discounting provisions of $20m†
and new claims of $9m†. In addition, CVSA’s cash balance decreased by $9m† during the second half of 2023 to $89m† at 31
December 2023 from $98m† at 30 June 2023. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($47m†)
and onshore ($4m†) investment holding companies in the form of declared dividends.
Applications have been made to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $23m† to AngloGold Ashanti. During the second half of
2023, CVSA submitted a new application to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute additional offshore dividends of $24m† for the declared dividends related to the 2022 financial year. Also, under a special regime established for dividend payments, a new petition to distribute a portion of the offshore dividends applied for, in the amount of $45m, was submitted to the Argentinean Central Bank during the third quarter of 2023. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.
† US dollar equivalent and at prevailing exchange rates.

Free cash flow ($m)*(1)
	Six months ended Dec 2023	Six months ended Jun 2023	Six months ended Dec 2022	Year ended Dec 2023	Year ended Dec 2022
Cash generated from operations	555	316	714	871	1,244
Dividends received from joint ventures	143	37	145	180	694
Taxation refund	36	—	32	36	32
Taxation paid	(56)	(60)	(79)	(116)	(166)
Net cash inflow from operating activities	678	293	812	971	1,804
Corporate restructuring costs	264	4	—	268	—
Capital expenditure on tangible and intangible assets	(589)	(453)	(594)	(1,042)	(1,028)
Net cash from operating activities after capital expenditure and excluding corporate restructuring costs	353	(156)	218	197	776
Repayment of lease liabilities	(50)	(44)	(42)	(94)	(82)
Finance costs accrued and capitalised	(68)	(64)	(61)	(132)	(132)
Net cash flow after capital expenditure and interest	235	(264)	115	(29)	562
Other net cash inflow from investing activities	66	59	72	125	86
Other	5	(1)	4	4	5
Add backs:
Cash restricted for use	8	1	(6)	9	4
Free cash flow*	314	(205)	185	109	657
Kibali legacy free cash flow received	—	—	—	—	(460)
Free cash flow* (excluding Kibali legacy free cash flow received)	314	(205)	185	109	197
(1) Adjusted to exclude corporate restructuring costs.
Net Debt
Adjusted net debt* increased to $1,268m at 31 December 2023 from $878m at 31 December 2022. This year-on-year increase is mainly due to lower cash generation from operating activities and the once-off costs associated with the corporate restructuring.
Capital Expenditure
Total capital expenditure for subsidiaries was $1,042m for the year ended 31 December 2023, compared to $1,028m for the year ended
31 December 2022. Total capital expenditure for joint ventures was $85m for the year ended 31 December 2023, compared to $90m for the year ended 31 December 2022. Sustaining capital expenditure for subsidiaries was $842m for the year ended 31 December 2023, compared to $708m for the year ended 31 December 2022. Sustaining capital expenditure for joint ventures was $52m for the year ended
31 December 2023, compared to $71m for the year ended 31 December 2022. Non-sustaining capital expenditure for subsidiaries was
$200m for the year ended 31 December 2023, compared to $320m for the year ended 31 December 2022. Non-sustaining capital expenditure for joint ventures was $33m for the year ended 31 December 2023, compared to $19m for the year ended 31 December 2022.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Gold hedges
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 136,000oz of gold for the period from February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partially transitioning to gold concentrate sales and the high cost associated with CdS. During the second quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 47,000oz of gold for the period from January 2024 to June 2024. During the fourth quarter of 2023,
AngloGold Ashanti entered into zero-cost collars for a total of approximately 300,000oz of gold for the period from January 2024 to
December 2024 in order to manage gold price downside risk of the high costs associated with the Brazilian operations. For the year ended
31 December 2023, AngloGold Ashanti recorded a realised gain of $2m in respect of these gold derivatives. At 31 December 2023, the mark-to-market value of the remaining open positions was an unrealised loss of $15m (at 30 June 2023: an unrealised gain of $3m).
Oil hedges
During July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent crude oil for the period from
January 2023 to December 2023 that would be cash settled on a monthly basis against the contract price. This comprised approximately
40% of the Company’s total anticipated 2023 consumption. The average price achieved on the forward contracts was $89.20 per barrel of
Brent crude oil. For the year ended 31 December 2023, AngloGold Ashanti recorded a realised loss of $7m and a reversal of the prior year unrealised loss of $6m in respect of these oil derivatives (at 30 June 2023: an unrealised loss of $1m; at 31 December 2022: an unrealised loss of $6m). There were no open contracts at the end of December 2023.
Second half year review
Gold production1 for the group for the second half of 2023 was 1.388Moz, compared to 1.467Moz for the second half of 2022.
Total cash costs per ounce* for subsidiaries1 was $1,112/oz for the second half of 2023, compared to $1,006/oz for the second half of 2022.
Total cash costs per ounce* for joint ventures was $741/oz for the second half of 2023, compared with $698/oz for the second half of 2022.
Total cash costs per ounce*1 for the group were $1,060/oz for the second half of 2023, compared with $968/oz for the second half of 2022.
AISC per ounce* for subsidiaries1 was $1,633/oz for the second half of 2023, compared to $1,379/oz for the second half for 2022. AISC per ounce* for joint ventures was $862/oz for the second half of 2023, compared to $959/oz for the second half of 2022. AISC per ounce*1 for the group was $1,526/oz for the second half of 2023, compared with $1,326/oz for the second half of 2022.
Net cash inflow from operating activities for the second half of 2023 was $678m, compared to $812m for the second half of 2022.
Free cash flow* increased 70% year-on-year to free cash inflow* of $314m for the second half of 2023, compared to free cash inflow* of
$185m for the second half of 2022. Free cash flow* before non-sustaining capital expenditure, the metric on which the dividend payment is based, was $412m for the second half of 2023, compared to $383m for the second half of 2022.
Total capital expenditure for subsidiaries was $589m in the second half of 2023, compared to $594m in the second half of 2022.  Total capital expenditure for joint ventures was $41m in the second half of 2023, compared with $52m in the second half of 2022. Sustaining capital expenditure for subsidiaries amounted to $508m in the second half of 2023, compared to $408m in the second half of 2022.
Sustaining capital expenditure for joint ventures amounted to $24m in the second half of 2023, compared with $41m in the second half of
2022. Non-sustaining capital expenditure for subsidiaries amounted to $81m in the second half of 2023, compared to $186m in the second half of 2022. Non-sustaining capital expenditure for joint ventures amounted to $17m in the second half of 2023, compared with $11m in the second half of 2022.
GUIDANCE
2023 Guidance

		Original guidance		Guidance excluding CdS
		2023 Guidance (1)	Cuiabá 2023 Guidance	2023 Guidance (1) (3)	Cuiabá 2023 Guidance
Production (000oz)		2,450 - 2,610	180 (2)	2,355 - 2,515	180 (2)
Costs (4)	All-in sustaining costs* ($/oz)	1,405 - 1,450		1,389 - 1,434
	Total cash costs* ($/oz)	1,050 - 1,120	1,396	1,039 - 1,109	1,396
(1) Excluded the Cuiabá mine.
(2) AngloGold Ashanti expected that the Cuiabá mine would continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and would produce gold-in-concentrate at an average of approximately 10,000oz per month.
(3) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
(4)The Company did not provide quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations could not be performed without unreasonable efforts as such
IFRS measures could not be reliably estimated due to their dependence on future uncertainties and adjusting items that the Company could not reasonably predict at the time but which could have been material.
Economic assumptions for 2023 were as follows: $/A$0.71, BRL5.40/$, AP260.00/$, ZAR17.00/$ and Brent $83/bbl.
Cost and capital forecast ranges for 2023 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by
AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant.
Please refer to the Risk Factors section in AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United
States Securities and Exchange Commission (“SEC”) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

1 Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
2024 Guidance

2024
		Original Guidance (1) (2)	Revised Guidance (3)
Production	Production (000oz)
	–Subsidiaries		2,270 - 2,430
	–Joint ventures		320 - 360
	–Group	2,530 - 2,730	2,590 - 2,790
Costs (4)	All-in sustaining costs* ($/oz)
	–Subsidiaries		1,575 - 1,675
	–Joint ventures		980 - 1,080
	–Group	1,489 - 1,553	1,500 - 1,600
Total cash costs* ($/oz)
	–Subsidiaries		1,125 - 1,225
	–Joint ventures		770 - 850
	–Group	1,068 - 1,185	1,075 - 1,175
Capital expenditure (4)	Total capital expenditure ($m)
	–Subsidiaries		1,015 - 1,225
	–Joint ventures		115 - 135
	–Group	1,025 - 1,142	1,130 - 1,360
Sustaining capital expenditure ($m)
	–Subsidiaries		790 - 980
	–Joint ventures		60 - 70
	–Group	726 - 811	850 - 1,050
Non-sustaining capital expenditure ($m)
	–Subsidiaries		225 - 245
	–Joint ventures		55 - 65
	–Group	299 - 331	280 - 310
(1) Excludes the Cuiabá mine. Original guidance for the Cuiabá mine was 180koz.
(2) The original 2024 cost and capital forecast ranges were previously reported using “real” terms and are now updated to reflect “nominal” terms. An appropriate
“inflation” rate has been added to the “real” cash flows to bring it to “nominal” terms.
(3) Adjusted to include the Cuiabá mine (which had previously been disclosed separately) and to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
(4) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such
IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.
Outlook economic assumptions for original 2024 guidance are as follows: $/A$0.74, BRL5.45/$, AP375.00/$, ZAR16.75/$ and Brent $87/bbl.
Outlook economic assumptions for revised 2024 guidance are as follows: $/A$0.68, BRL4.96/$, AP935.00/$, ZAR18.50/$ and Brent $77/bbl.
Cost and capital forecast ranges for 2024 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the
Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold
Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold
Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the SEC and AngloGold
Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023.
The Company previously provided guidance for 2024 which disclosed Cuiabá production separately and included Córrego do Sítio (CdS).
This original guidance has been adjusted for these two factors to present the revised 2024 guidance on a like-for-like basis.
At the midpoint of guidance the Company expects to see production growth of approximately 4% in 2024 relative to 2023.  The primary drivers of expected production growth is related to a step-up at Obuasi following the completion of Phase 3 of the Obuasi redevelopment project and at Siguiri where the Company expects year-over-year recovery following the 2023 CIL tank failure.
Total cash costs per ounce* for subsidiaries are expected to range from $1,125/oz to $1,225/oz in 2024. Total cash costs per ounce* are forecast to remain flat at the midpoint as the continued realisation of benefits from the Company’s Full Asset Potential review programme are expected to be offset by inflation and an anticipated stronger Australian dollar against the US dollar.
Sustaining capital expenditure for 2024 is expected to grow slightly from 2023 because of increased Mineral Reserve Development (MRD)
investment.
Following the completion of these projects, the Company’s subsidiaries are expected to operate at an AISC per ounce* ranging from $1,575/
oz to $1,675/oz in 2024.
Non-sustaining capital expenditures is expected to increase from 2023 due to additional investment in North Bullfrog and supporting infrastructure for the Beatty District.
The Company continues to enforce capital and cost discipline across the business, while prioritising the safety, health and wellbeing of its employees and its host communities.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

2025 Guidance

2025
Guidance (1)
Production	Production (000oz)	2,650 - 2,850
Costs	All-in sustaining costs* ($/oz)
	–Group	1,475 - 1,575
Total cash costs* ($/oz)
	–Group	1,050 - 1,150
Capital expenditure	Total capital expenditure ($m)	1,175 - 1,425
	Sustaining capital expenditure ($m)	775 - 975
	Non-sustaining capital expenditure ($m)	400 - 450
(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such
IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.
Outlook economic assumptions for 2025 are as follows: $/A$0.74, BRL5.25/$, AP1,496.00/$, ZAR17.95/$ and Brent $75/bbl.
Cost and capital forecast ranges for 2025 are expressed in “real” 2024 terms. “Real” cash flows are adjusted for “inflation” in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk
Factors section in AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the SEC and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023.
2025 guidance reflects an anticipated 2% year-over-year growth in production driven primarily by the expected continued ramp-up at Obuasi and modest gains across multiple mines.  Total cash costs per ounce* are expected to decrease as continued Full Asset Potential maturity and production efficiencies are anticipated to drive unit costs lower.  The expected increase in non-sustaining capital expenditure reflects the anticipated incremental investment in the construction of North Bullfrog.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS
On 21 February 2024, the Audit and Risk Committee of the board of directors (the “Audit Committee”) of the Company, as successor issuer to AngloGold Ashanti Limited (currently known as AngloGold Ashanti (Pty) Ltd) (“AGA Limited”), based on the recommendation of, and after consultation with, management, concluded that (i) AGA Limited’s previously issued audited consolidated financial statements as of and for the financial year ended 31 December 2022, included in the annual report on Form 20-F for the year ended 31 December 2022 filed by AGA
Limited with the United States Securities and Exchange Commission (“SEC”) on 17 March 2023 (the “2022 Form 20-F”) (the “Original Full-
Year 2022 Financial Statements”) and (ii) AGA Limited’s previously issued unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2023, included in a report on Form 6-K filed by AGA Limited with the SEC on 4 August 2023
(the “Half-Year 2023 Form 6-K”) (the “Original Half-Year 2023 Financial Statements” and together with the Original Full-Year 2022 Financial
Statements, the “Affected Financials”), should no longer be relied upon at this time.
The Company believes that due to errors resulting from the use of incorrect underlying data in the deferred tax model for the Obuasi mine, combined with the misapplication of the requirements of International Financial Reporting Standards (“IFRS”), as issued by the International
Accounting Standards Board (“IASB”), specifically, of IAS 12 – Income Taxes, and an incorrect interpretation of Ghanaian tax law, the deferred tax asset with respect to the Obuasi mine recorded in the Affected Financials (valued at $71 million in the Original Full-Year 2022
Financial Statements and $104 million in the Original Half-Year 2023 Financial Statements) was overstated.  As a result, the Company expects that it will need to restate the Affected Financials to reduce profit for the year ended 31 December 2022 by up to approximately $97 million and to reduce profit for the half year ended 30 June 2023 by up to approximately $49 million. In this case, the Company also anticipates correcting other immaterial errors previously identified in the Affected Financials, which will further reduce profit for the year ended 31 December 2022 by approximately $16 million and further reduce profit for the half year ended 30 June 2023 by approximately $1 million.
The Audit Committee has discussed the matters described herein with management and with PricewaterhouseCoopers Inc., the Company’s independent registered public accounting firm for the financial year ended 31 December 2023. The Audit Committee and management are engaged in continuing discussions of these matters with Ernst & Young Inc., AGA Limited’s independent registered public accounting firm with regard to the Original 2022 Financial Statements.
Similarly, any press releases, earnings releases, and investor communications describing the Company’s financial performance for the above-referenced periods should no longer be relied upon at this time.
The amounts discussed above are preliminary, unaudited and unreviewed and may be subject to change as the Company and the independent registered public accounting firms, PricewaterhouseCoopers Inc. and Ernst & Young Inc., complete their procedures.
Controls and Procedures
As a result of the errors described above and the anticipated restatements, management has identified one or more material weaknesses in the Company’s internal control over financial reporting. Management has accordingly concluded that the Company’s internal control over financial reporting was not effective as of 31 December 2022 and its disclosure controls and procedures were similarly not effective as of 31
December 2022.  In addition, given that the conclusion that the Affected Financials should not be relied upon was reached subsequent to 31
December 2023 and related remediation actions were not implemented as of 31 December 2023, the Company will report in its annual report on Form 20-F for the year ended 31 December 2023 (the “2023 Form 20-F”) that its internal control over financial reporting and its disclosure controls and procedures were not effective as of 31 December 2023.  Neither management nor PricewaterhouseCoopers Inc. has completed its evaluation of the effectiveness of internal control over financial reporting as of 31 December 2023.
Other Information
The Company believes that in light of its intention to file the 2023 Form 20-F in the next month, it is preferable to present any restated
Original Full-Year 2022 Financial Statements together with the Company’s audited consolidated financial statements for the year ended 31
December 2023 in that 2023 Form 20-F.  The Company believes this will allow readers to review more easily all pertinent data in a single document and therefore does not plan to amend the 2022 Form 20-F. In addition, the Company plans to present the restated Original Half-
Year 2023 Financial Statements either in an amendment to the Half-Year 2023 Form 6-K or in the 2023 Form 20-F.
CUIABÁ AND BRAZIL TSF UPDATE
The Calcinados TSF remains in a state of care and maintenance following a risk assessment conducted in December 2022 with oversight from external consultants, as required by Brazilian regulations, which concluded that additional buttressing should be completed to align the
TSF’s post liquefaction factor of safety with international standards currently considered best practice. In 2023, the Company’s external consultants conducted extensive engineering and geotechnical investigations to evaluate other potential options for alignment of the
Calcinados TSF with international standards, including additional excavation in the reservoir. The Calcinados TSF remains stable, per the conclusions of assessments by external consultants and the Company’s internal TSF team.
SAFETY UPDATE
AngloGold Ashanti achieved zero workplace fatalities at the mines operated by the Company for the second year in a row. AngloGold
Ashanti continued to improve on all major safety indices year-on-year.
The Total Recordable Injury Frequency Rate (“TRIFR”) increased 21% to 1.19 injuries per million hours worked for the second half of 2023, compared to 0.98 injuries per million hours worked in the first half of 2023. From August 2023 onwards, the TRIFR steadily improved, resulting in a year-on-year TRIFR improvement of 13% from 1.26 injuries per million hours worked at 31 December 2022, compared to 1.09 injuries per million hours worked at 31 December 2023.  In addition to achieving internal improvement targets, this TRIFR also compares favourably with the International Council on Mining and Metals members' average TRIFR of 2.66 injuries per million hours worked in 2022.
TRIFR measures workplace safety in terms of the total number of recordable injuries and fatalities that occur per million hours worked.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

AngloGold Ashanti’s safety strategy, with specific emphasis on the refreshed Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces.
AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.
OPERATING HIGHLIGHTS
In the Africa region – subsidiaries, gold production (on an attributable basis) was 1.2Moz at a total cash cost* of $1,121/oz for the year ended 31 December 2023, compared to 1.3Moz at a total cash cost* of $1,023/oz for the year ended 31 December 2022. AISC* from the subsidiaries in Africa was $1,563/oz for the year ended 31 December 2023, compared to $1,291/oz for the year ended 31 December 2022.
In the Africa region – joint ventures, gold production (on an attributable basis) was 343,000oz at a total cash cost* of $802/oz for the year ended 31 December 2023, compared with 337,000oz at a total cash cost* of $725/oz for the year ended 31 December 2022. AISC* from the joint ventures in Africa was $951/oz for the year ended 31 December 2023, compared with $979/oz for the year ended 31 December 2022.
In Ghana, at Iduapriem, gold production was 268,000oz at a total cash cost* of $943/oz for the year ended 31 December 2023, compared to
248,000oz at a total cash cost* of $970/oz for the year ended 31 December 2022. Gold production was higher year-on-year mainly due to higher grades mined as the mine accessed higher grade ore tonnes from Teberebie Cut 2 compared to 2022, partially offset by lower ore tonnes processed as the site commissioned the new TSF. Total cash costs per ounce* were lower year-on-year primarily due to higher gold production and favourable ore stockpile movements, partially offset by higher royalties paid (due to the higher average gold price received per ounce*).
At Obuasi, gold production was 224,000oz at a total cash cost* of $1,114/oz for the year ended 31 December 2023, compared to 250,000oz at a total cash cost* of $914/oz for the year ended 31 December 2022. Gold production was lower year-on-year mainly due to lower grades mined and poor ground conditions in some of the higher-grade stopes partially offset by higher ore tonnes processed. Total cash costs per ounce* were higher year-on-year primarily due to lower gold production, partially offset by favourable ore stockpile movements.
During the third quarter of 2023, some underground mining equipment was lost as a result of a fall-of-ground incident in one of the mine’s high-grade stopes. Although no injuries resulted from the incident, the decision was taken to proceed more slowly to ensure the safety of underground operators. During the fourth quarter of 2023, significantly larger drilling equipment (the V30 reamer) was introduced to establish new stopes, which in turn allowed for the safe increase in production. Following the introduction of the V30 reamer, gold production increased 33% quarter-on-quarter from 46,000oz in the third quarter of 2023 to 61,000oz in the fourth quarter of 2023. Obuasi is currently undertaking a trial of the underhand cut and fill mining method in high-grade areas. This is a more selective mining method suited to challenging ground conditions often associated with higher grades. The transition to this new method in higher-grade areas is expected to take place throughout 2024 following completion of this initial trial period. As a result of this transition, Obuasi is forecast to produce between
275,000oz to 300,000oz in 2024 and 325,000oz to 375,000oz in 2025, as it continues its ramp-up to steady state production.
In Tanzania, at Geita, gold production was 485,000oz at a total cash cost* of $984/oz for the year ended 31 December 2023, compared to
521,000oz at a total cash cost* of $944/oz for the year ended 31 December 2022. Gold production was lower year-on-year mainly due to lower ore tonnes processed on the back of a planned mill shutdown in the first half of 2023 and lower grades mined. Total cash costs per ounce* were higher year-on-year mainly due to lower gold production and higher mining costs resulting from an increase in open-pit mining at Nyamulilima and underground mining at Nyankanga, as well as an increase in backfilling at Star and Comet and Nyankanga underground mines. This increase in total cash costs per ounce* was partially offset by favourable ore stockpile movements.
In Guinea, at Siguiri, gold production (on an attributable basis) was 221,000oz at a total cash cost* of $1,650/oz for the year ended
31 December 2023, compared to 279,000oz at a total cash cost* of $1,319/oz for the year ended 31 December 2022. Gold production was lower year-on-year mainly due to lower ore tonnes processed due to the CIL tank failure during the second quarter of 2023, which impacted metallurgical recoveries and lower grades mined. Gold production was further adversely impacted by community protests in relation to additional employment opportunities. These protests have since subsided. Total cash costs per ounce* were higher year-on-year mainly due to lower gold production and unfavourable ore stockpile movements, partially offset by lower royalties paid.
In the DRC, at the Kibali joint venture, gold production (on an attributable basis) was 343,000oz at a total cash cost* of $802/oz for the year ended 31 December 2023, compared to 337,000oz at a total cash cost* of $725/oz for the year ended 31 December 2022. Gold production was marginally higher year-on-year mainly due to higher ore tonnes processed, partially offset by lower grades mined. Total cash costs per ounce* were higher year-on-year mainly due to higher oil and commodity prices related to diesel and reagent consumption costs, and higher royalties paid, partially offset by favourable ore stockpile movements.
In the Latin America region, gold production1 (on an attributable basis) was 490,000oz at a total cash cost*1 of $1,124/oz for the year ended 31 December 2023, compared to 499,000oz at a total cash cost*1 of $957/oz for the year ended 31 December 2022. The region’s
AISC*1 was $1,713/oz for the year ended 31 December 2023, compared to $1,555/oz for the year ended 31 December 2022.
In Brazil, at AGA Mineração, gold production1 was 252,000oz at a total cash cost*1 of $1,041/oz for the year ended 31 December 2023, compared to gold production1 of 241,000oz at a total cash cost*1 of $841/oz for the year ended 31 December 2022. As the CdS operation was placed on care and maintenance in August 2023, its production contribution and total cash cost* impact have been excluded from gold production and total cash costs per ounce* for the years ended 31 December 2023 and 2022. Gold production1 was marginally higher year-
on-year mainly due to higher recovered grades at the Cuiabá mine, partially offset by lower ore tonnes processed. For 2023, Cuiabá
produced 252,000oz, which comprised 83,000oz of gravimetric gold and 169,000oz of gold-in-concentrate. Total cash costs per ounce*1 were higher year-on-year mainly due to lower by-product revenue as sulphuric acid sales remained suspended pending resumption of operation from the Queiroz plant, higher operating costs relating to labour, mining contractors and consumables, the strengthening of the
Brazilian real against the US dollar, additional costs to produce and sell gold-in-concentrate and additional operating costs related to TSF management. This increase in total cash costs per ounce*1 was partially offset by lower royalties paid.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

1 Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.
At Serra Grande, gold production was 86,000oz at a total cash cost* of $1,498/oz for the year ended 31 December 2023, compared to
88,000oz at a total cash cost* of $1,355/oz for the year ended 31 December 2022. Gold production was marginally lower year-on-year mainly due to lower ore tonnes processed, partially offset by higher recovered grades. Total cash costs per ounce* were higher year-on-year mainly due to marginally lower gold production, unfavourable ore stockpile movements as well as increases in operating costs relating to labour, mining contractors, additional technical services and the strengthening of the Brazilian real against the US dollar.
In Argentina, at Cerro Vanguardia, gold production (on an attributable basis) was 152,000oz at a total cash cost* of $1,045/oz for the year ended 31 December 2023, compared to 170,000oz at a total cash cost* of $913/oz for the year ended 31 December 2022. Gold production was lower year-on-year mainly due to a combination of lower ore tonnes processed and lower grades mined. Total cash costs per ounce*
were higher year-on-year mainly due to cost increases related to labour, fuel, power, explosives and services (annual inflation rate in
Argentina ended 2023 at 211.4%), higher consumption of materials and services as well as unfavourable ore stockpile movements. This increase in total cash costs per ounce* was partially offset by higher by-product income, the weakening of the Argentinean peso against the
US dollar and capitalised stripping costs.
In the Australia region, gold production (on an attributable basis) was 562,000oz at a total cash cost* of $1,251/oz for the year ended
31 December 2023, compared to 538,000oz at a total cash cost* of $1,157/oz for the year ended 31 December 2022. The region’s AISC*
was $1,487/oz for the year ended 31 December 2023, compared to $1,345/oz for the year ended 31 December 2022.
At Sunrise Dam, gold production was 252,000oz at a total cash cost* of $1,318/oz for the year ended 31 December 2023, compared to
232,000oz at a total cash cost* of $1,402/oz for the year ended 31 December 2022. Gold production was higher year-on-year mainly due to higher mined grades, partially offset by lower ore tonnes processed. Total cash costs per ounce* were lower year-on-year primarily due to higher gold production and favourable gold in process movements as well as the weakening of the Australian dollar against the US dollar, partially offset by higher royalties paid as well as higher labour and consumable costs.
At Tropicana, gold production (on an attributable basis) was 310,000oz at a total cash cost* of $1,105/oz for the year ended
31 December 2023, compared to 306,000oz at a total cash cost* of $881/oz for the year ended 31 December 2022. Gold production was marginally higher year-on-year mainly due to higher grades mined, partially offset by lower ore tonnes processed. Total cash costs per ounce* were higher year-on-year mainly due to higher waste stripping costs and higher mining costs related to drilling and blasting, partially offset by favourable ore stockpile movements and the weakening of the Australian dollar against the US dollar.
UPDATE ON CAPITAL PROJECTS
Obuasi
Phase 3 of the Obuasi redevelopment project relates primarily to capital expenditure required to refurbish and return to service existing infrastructure around the KMS shaft. This infrastructure project, which provides direct access to high-grade Block 11 and other underground mining areas and augments current underground materials handling capacity, is expected to be completed by the end of 2024 after being extended during 2023 when mud, encountered on 5,000 and 5,100 levels, had to be cleared.
Phase 3 achieved the following milestones:
•Completed 41-level station and water handling system
•Reamed 71% of the 945m vent raise
•Upgraded and licensed both the KMS Rock and Man Winders for operations via Ghanaian mining authorities
•Completed installation of two new shaft pipe columns increasing dewatering capacity by 200 litres per second
•Completed mud clearing on 50-level
•Ground support on 50-level reached 50% completion
•KMS shaft now complete and operational down to 51-level
•Completed mining of a new ore pass between the operational mine and 4,100 level rail
The next key project milestones include:
•Completing of two new ore passes between upper mine and the rail transport level
•Installation and commissioning of three new pump stations
•Installation and commissioning of the new vent shaft
•Commissioning the rail system
•Clearing mud on 5,100 level and shaft bottom
The Underhand Drift and Fill (“UHDF”) mining method trial in Block 8 Lower progressed well during the fourth quarter of 2023. The UHDF trial aims to test the mining method to ensure it can be used safely and effectively to mine high-grade ore in areas with poor ground conditions associated with weak graphitic shears and increasing mining depth.
Milestones achieved:
•Initial trial of developing through paste backfill in an old paste filled stope completed successfully to demonstrate paste competency
•Top UHDF drive 3,300 level developed
•Ground support in 3,300 level successfully installed
•Paste hole drilled and reticulation line established successfully
•Paste bulkheads on 3,300 level completed to close off UHDF volume
•Paste backfilling of 3,300 level completed
•Paste curing expected towards the end of February 2024
Next steps:
•Develop parallel drive alongside the paste filled 3,300 level drive to expose and test the paste strength prior to developing under the paste
•Ground support installation and paste backfill of parallel development drive
•Once paste is cured develop first drift under the paste
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Tropicana
The Havana underground pre-feasibility study was successfully completed in 2023. The feasibility study commenced in the third quarter of
2023 and is expected to continue into the first half of 2024. A final investment decision is expected to be made in 2024 with the potential to start the development of the link drive and portal access in the second half of 2024.
Tropicana ESG renewables
The Tropicana renewable energy project is in progress with all regulatory approvals received in the second half of 2023 and the Independent
Power Producers (“IPP”) mobilising to site in August 2023. The project is on track with the delivery and installation of the wind turbines and solar plant expected to commence in the first half of 2024. The renewable energy project is expected to be commissioned in the first quarter of 2025 and, upon completion, is expected to reduce greenhouse gas (“GHG”) emissions at Tropicana by 65,000 tonnes per annum on average over the 10-year life of the power purchase agreement.
Nevada
North Bullfrog
AngloGold Ashanti’s board of directors approved the feasibility study for the North Bullfrog project to proceed into detailed engineering. The feasibility study supports a first-time gold Mineral Reserve declaration of 1.0Moz. Pending the issuance of necessary regulatory approvals and permits, North Bullfrog is expected to produce an average 117,000oz during the first five full years and an average of 62,000oz a year over its life, currently anticipated to be 13 years. AISC per ounce*1 are anticipated at $882/oz over the first five full years and $854/oz over .the life of the mine. Initial project capital expenditure is expected to be $369m. The internal rate of return (“IRR”)2 of the project, assuming a gold price at $1,600/oz, is expected to be 13%. At a market spot gold price of $1,900/oz, the IRR2 is estimated to be 25%.
The project is expected to be the first of the Company’s projects for the Nevada district and, apart from the additional production it is expected to provide, is anticipated to allow AngloGold Ashanti to build a cohesive project development team and improve understanding of the permitting and project construction process in Nevada.
Merlin
A planned gold Mineral Resource conversion drilling programme was completed during the second half of 2023 with encouraging results.
These results were the basis of an initial assessment for the Expanded Silicon project that was completed during the fourth quarter of 2023.
The favorable outcome of the initial assessment supported a 9.1Moz gold Inferred Mineral Resource3 declaration at the Merlin deposit, confirming another large discovery at the contiguous deposits of Silicon and Merlin. Together, these deposits representing the Expanded
Silicon project have a gold Mineral Resource of 13.3Moz4.
Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona Project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required by ANLA. In addition, an optimised feasibility study is currently underway to implement improvements in water management, operational flexibility, maintainability, and constructability. The new environmental licence application is now expected to be filed with the ANLA in 2027.
Gramalote
On 18 September 2023, AngloGold Ashanti, agreed to sell its entire 50% indirect interest in the Gramalote project to B2Gold Corp for a total consideration of up to $60m. The transaction closed on 29 September 2023, and AngloGold Ashanti received a cash payment of $20m on 5
October 2023, with the balance dependent on project construction and production milestones that the Gramalote project reaches.
CORPORATE UPDATE
AngloGold Ashanti makes a strategic investment in G2 Goldfields Inc.
On 19 January 2024, AngloGold Ashanti completed its acquisition of an 11.7% interest in G2 Goldfields Inc., a Canadian gold mining company with exploration properties in Guyana, South America, for a consideration of approximately CAD $22.1m.
Reporting Update
AngloGold Ashanti qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”) and is filing annual reports on Form 20-F and current reports on Form 6-K with the SEC. AngloGold
Ashanti plans to voluntarily file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC instead of filing on the reporting forms available to FPIs starting with the 10-Q filing for the second quarter of 2024. Prior to voluntarily filing on forms that are available to US domestic issuers, AngloGold Ashanti will file its annual report for 2023 on Form 20-F and will only provide production information for each mine and major project updates in its report for the first quarter of 2024.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

1 The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP forward-looking information shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the
COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.
2 Actual IRR may differ materially from any IRR indicated above, and may therefore be lower, as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents.
3 The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Refer to “2023 Mineral Resource and Mineral Reserve Information” below.
4 Includes gold Measured and Indicated Mineral Resource of 3.40Moz and gold Inferred Mineral Resource of 9.86Moz at 31 December 2023 at Silicon and
Merlin (representing the Expanded Silicon project) in Nevada. Refer to “2023 Mineral Resource and Mineral Reserve Information” below.
EXPLORATION UPDATE
For detailed disclosure on the exploration work done during the six months ended 31 December 2023, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both brownfield and greenfield exploration programmes.
2023 MINERAL RESOURCE AND MINERAL RESERVE INFORMATION
The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR §
229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold
Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2023 and are based on information available at the time of estimation.
Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at
31 December 2023, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2023. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and  Proven Mineral Reserve are estimated and reported as delivered to plant  (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred,
Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued
exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.
If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti’s investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold
Ashanti’s actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.
The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.
For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item
1303 (Summary disclosure) of Regulation S-K below. These summary tables will also be presented in AngloGold Ashanti’s annual report on
Form 20-F for the year ended 31 December 2023 to be filed with the SEC. These summary tables include each class of Mineral Resource
(Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve
(Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the fiscal year ended 31 December 2023 was estimated using a gold price of $1,750/oz and a copper price of $3.50/lb, unless otherwise stated. The Mineral Reserve at the end of the fiscal year ended 31 December 2023 was estimated using a gold price of $1,400/oz, and a copper price of $2.90/lb, unless otherwise stated.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for gold at the end of the fiscal year ended 31 December 2023, based on an estimated gold price of $1,750/oz, unless otherwise stated.

Mineral Resource (1)	At 31 December 2023
	Measured				Indicated				Total Measured and Indicated				Inferred
Gold	Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	19.20	3.79	72.78	2.34	265.74	2.09	555.40	17.86	284.94	2.20	628.18	20.20	186.68	2.94	549.03	17.65
Democratic Republic of the Congo	5.79	3.65	21.15	0.68	18.11	2.83	51.20	1.65	23.90	3.03	72.35	2.33	8.82	2.79	24.57	0.79
Kibali (45%)(2)(9)(13)	5.79	3.65	21.15	0.68	18.11	2.83	51.20	1.65	23.90	3.03	72.35	2.33	8.82	2.79	24.57	0.79
Ghana	4.45	6.39	28.43	0.91	82.22	3.36	276.30	8.88	86.67	3.52	304.73	9.80	59.95	5.59	335.40	10.78
Iduapriem(13)	0.98	1.50	1.47	0.05	53.39	1.42	76.06	2.45	54.37	1.43	77.53	2.49	24.58	1.44	35.46	1.14
Obuasi(4)(13)	3.47	7.77	26.97	0.87	28.83	6.95	200.23	6.44	32.30	7.03	227.20	7.30	35.37	8.48	299.94	9.64
Guinea	—	—	—	—	128.41	1.11	142.03	4.57	128.41	1.11	142.03	4.57	87.01	1.17	101.57	3.27
Siguiri (85%)(2)(13)	—	—	—	—	128.41	1.11	142.03	4.57	128.41	1.11	142.03	4.57	87.01	1.17	101.57	3.27
Tanzania	8.96	2.59	23.20	0.75	37.00	2.32	85.87	2.76	45.95	2.37	109.07	3.51	30.90	2.83	87.49	2.81
Geita(5)(13)	8.96	2.59	23.20	0.75	37.00	2.32	85.87	2.76	45.95	2.37	109.07	3.51	30.90	2.83	87.49	2.81
Americas Region	16.57	4.13	68.36	2.20	35.82	2.99	107.02	3.44	52.39	3.35	175.38	5.64	53.72	3.90	209.66	6.74
Argentina	5.50	2.62	14.43	0.46	13.80	2.49	34.35	1.10	19.30	2.53	48.78	1.57	3.92	3.15	12.34	0.40
Cerro Vanguardia (92.5%)(2)(13)	5.50	2.62	14.43	0.46	13.80	2.49	34.35	1.10	19.30	2.53	48.78	1.57	3.92	3.15	12.34	0.40
Brazil	11.07	4.87	53.94	1.73	22.02	3.30	72.66	2.34	33.09	3.83	126.60	4.07	49.80	3.96	197.32	6.34
AGA Mineração - Córrego do Sítio(15)	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59
AGA Mineração - Cuiabá(13)	3.39	8.31	28.20	0.91	3.22	6.08	19.60	0.63	6.62	7.22	47.81	1.54	10.99	5.49	60.30	1.94
AGA Mineração - Lamego(13)	1.12	3.57	4.01	0.13	2.64	2.25	5.94	0.19	3.76	2.64	9.95	0.32	2.37	2.24	5.32	0.17
Serra Grande(13)	3.51	3.33	11.69	0.38	8.36	2.69	22.45	0.72	11.88	2.87	34.14	1.10	16.00	3.20	51.15	1.64
Australia Region	26.75	1.69	45.27	1.46	29.43	1.85	54.44	1.75	56.18	1.77	99.71	3.21	46.16	2.40	110.84	3.56
Sunrise Dam(13)	15.49	1.89	29.35	0.94	18.82	1.87	35.23	1.13	34.31	1.88	64.58	2.08	24.86	2.27	56.36	1.81
Butcher Well (70%)(2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	2.83	3.69	10.46	0.34
Tropicana (70%)(2)(13)	11.26	1.41	15.92	0.51	10.61	1.81	19.22	0.62	21.87	1.61	35.13	1.13	18.46	2.38	44.02	1.42
Projects	69.48	0.46	32.19	1.03	1,181.90	0.79	928.03	29.84	1,251.38	0.77	960.22	30.87	917.59	0.63	574.19	18.46
Colombia	45.15	0.37	16.93	0.54	982.40	0.79	776.20	24.96	1,027.55	0.77	793.13	25.50	523.83	0.43	225.50	7.25
Gramalote (50%)(2)(10)(11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
La Colosa(7)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona(8)(12)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	24.33	0.63	15.26	0.49	199.49	0.76	151.82	4.88	223.82	0.75	167.08	5.37	393.76	0.89	348.69	11.21
North Bullfrog(12)	—	—	—	—	42.02	0.31	12.91	0.42	42.02	0.31	12.91	0.42	30.58	0.26	8.03	0.26
Silicon(11)	—	—	—	—	121.56	0.87	105.90	3.40	121.56	0.87	105.90	3.40	36.03	0.70	25.23	0.81
Merlin(6)(11)	—	—	—	—	—	—	—	—	—	—	—	—	283.88	0.99	281.60	9.05
Mother Lode(8)(11)	24.33	0.63	15.26	0.49	35.91	0.92	33.01	1.06	60.24	0.80	48.28	1.55	9.86	0.55	5.39	0.17
Sterling(14)(16)	—	—	—	—	—	—	—	—	—	—	—	—	33.41	0.85	28.43	0.91
AngloGold Ashanti Total	132.00	1.66	218.60	7.03	1,512.89	1.09	1,644.88	52.88	1,644.89	1.13	1,863.48	59.91	1,204.15	1.20	1,443.71	46.42
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by
AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Resource at the end of the last completed fiscal year and the preceding fiscal year will be detailed for material properties, if applicable, in AngloGold
Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
(1)All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)      Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3)      “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4)      In 2023, a cut-off grade of 1.07g/t was applied to the open pit, and a cut-off grade range from 3.79g/t to 4.49g/t (varying according to area) was applied to the underground. In 2023, a metallurgical recovery factor of 88% was applied to the underground.
(5)In 2023, a cut-off grade range from 0.60g/t to 1.40g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.58g/t (varying according to area) was applied to the underground. In 2023, a metallurgical recovery factor of 90.40% was applied to the open pit, a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 76.40% to 92.30% (varying according to area) was applied to the underground.
(6)In 2023, a cut-off grade of 0.137g/t for gold was applied to the Merlin open pit. In 2023, a metallurgical recovery factor of 94% for gold and 22% for silver was applied for mill material, and a metallurgical recovery factor of 70% for gold and 12% for silver was applied for crushed heap leach material.
(7)      Based on a gold price of $1,400/oz.
(8)      Based on a gold price of $1,500/oz.
(9)Operated by Barrick Gold Corporation (“Barrick”).  AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,700/oz. In
2023, a cut-off grade range from 0.55g/t to 0.89g/t was applied to the open pit (varying according to rock type), and a cut-off grade of 1.50g/t was applied to the underground. In 2023, a metallurgical recovery factor range from
75.9% to 90.9% (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90% was applied to the underground.
(10)    Managed by B2Gold Corp (“B2Gold”). Based on a gold price of $1,800/oz. AngloGold Ashanti sold its entire 50% indirect interest in the Gramalote project to B2Gold in September 2023.
(11)    Property currently in an exploration stage.
(12)    Property currently in a development stage.
(13)    Property currently in a production stage.
(14)    Based on a gold price of $1,700/oz.
(15)    The Córrego do Sítio (“CdS”) operation was placed on care and maintenance in August 2023.
(16)The Sterling project includes the Sterling mine, a mining property currently on care and maintenance, and the Crown Block deposits of SNA, Secret Pass and Daisy and the tenements surrounding the properties which are all in exploration stage.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for copper at the end of the fiscal year ended 31 December 2023, based on an estimated copper price of $3.50/lb, unless otherwise stated.

Mineral Resource (1)	At 31 December 2023
	Measured				Indicated				Total Measured and Indicated				Inferred
Copper	Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Americas Region	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Colombia	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Quebradona(3)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
(1)      All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2)      “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)      Property currently in a development stage.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K  - Summary Mineral Reserve for gold at the end of the fiscal year ended 31 December 2023, based on an estimated gold price of $1,400/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2023
	Proven				Probable				Total Mineral Reserve
Gold	Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	50.40	2.26	114.03	3.67	211.37	2.30	486.05	15.63	261.77	2.29	600.08	19.29
Democratic Republic of the Congo	13.82	3.44	47.58	1.53	33.36	2.92	97.40	3.13	47.18	3.07	144.98	4.66
Kibali (45%)(1)(5)(8)	13.82	3.44	47.58	1.53	33.36	2.92	97.40	3.13	47.18	3.07	144.98	4.66
Ghana	10.09	4.41	44.47	1.43	61.98	3.88	240.59	7.74	72.07	3.96	285.06	9.17
Iduapriem(8)	6.29	0.97	6.07	0.20	42.95	1.35	57.96	1.86	49.25	1.30	64.03	2.06
Obuasi(8)(10)	3.79	10.12	38.40	1.23	19.03	9.60	182.63	5.87	22.83	9.68	221.03	7.11
Guinea	12.21	0.62	7.53	0.24	75.78	0.78	58.97	1.90	87.99	0.76	66.50	2.14
Siguiri (85%)(1)(8)	12.21	0.62	7.53	0.24	75.78	0.78	58.97	1.90	87.99	0.76	66.50	2.14
Tanzania	14.27	1.01	14.45	0.46	40.25	2.21	89.09	2.86	54.52	1.90	103.53	3.33
Geita(8)(11)	14.27	1.01	14.45	0.46	40.25	2.21	89.09	2.86	54.52	1.90	103.53	3.33
Americas Region	7.38	3.52	25.96	0.83	17.06	3.15	53.74	1.73	24.44	3.26	79.70	2.56
Argentina	2.09	3.26	6.82	0.22	7.21	1.91	13.76	0.44	9.30	2.21	20.58	0.66
Cerro Vanguardia (92.5%)(1)(3)(8)	2.09	3.26	6.82	0.22	7.21	1.91	13.76	0.44	9.30	2.21	20.58	0.66
Brazil	5.28	3.62	19.14	0.62	9.85	4.06	39.99	1.29	15.14	3.91	59.13	1.90
AGA Mineração - Córrego do Sítio(9)	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37
AGA Mineração - Cuiabá(4)(8)	1.67	5.10	8.51	0.27	3.91	4.99	19.52	0.63	5.58	5.02	28.03	0.90
AGA Mineração - Lamego(4)(8)	0.36	3.27	1.17	0.04	0.86	3.53	3.03	0.10	1.22	3.45	4.19	0.13
Serra Grande(8)	2.41	2.84	6.84	0.22	3.07	2.79	8.56	0.28	5.48	2.81	15.40	0.49
Australia Region	25.33	1.27	32.23	1.04	23.36	2.10	49.07	1.58	48.69	1.67	81.30	2.61
Sunrise Dam(8)(12)	10.53	1.50	15.81	0.51	5.72	2.89	16.56	0.53	16.25	1.99	32.37	1.04
Tropicana (70%)(1)(8)	14.81	1.11	16.42	0.53	17.64	1.84	32.51	1.05	32.44	1.51	48.93	1.57
Projects	—	—	—	—	191.94	0.58	111.89	3.60	191.94	0.58	111.89	3.60
Colombia	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Quebradona(3)(6)(7)	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	—	—	—	—	71.93	0.43	31.05	1.00	71.93	0.43	31.05	1.00
North Bullfrog(3)(7)(13)	—	—	—	—	71.93	0.43	31.05	1.00	71.93	0.43	31.05	1.00
AngloGold Ashanti Total	83.11	2.07	172.22	5.54	443.73	1.58	700.75	22.53	526.84	1.66	872.97	28.07
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by
AngloGold Ashanti unless stated otherwise). The net difference between the Mineral Reserve at the end of the last completed fiscal year and the preceding fiscal year will be detailed for material properties, if applicable, in AngloGold
Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
(1)        Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2)        “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3)        The Mineral Reserve contains 17.2Moz of silver for Cerro Vanguardia, 28.1Moz of silver for Quebradona and 3.3Moz of silver for North Bullfrog to be recovered as a by-product.
(4)        The Mineral Reserve contains 0.23 million tonnes of sulphur to be recovered as a by-product for AGA Mineração - Cuiabá and Lamego, contingent upon the recommencement of operations at the Queiroz plant.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

(5)Operated by Barrick.  AngloGold Ashanti has recognised that in preparing this information, the Qualified Persons have relied on information provided by Barrick. Based on a gold price of $1,300/oz, with the exception of the Pamao
Main pit (based on a gold price of $1,700/oz). In 2023, an average cut-off grade of 0.80g/t was applied to the open pit, a cut-off grade of 0.55g/t was applied to the stockpile, and a cut-off grade of 1.96g/t was applied to the underground. In 2023, a metallurgical recovery factor range from 75.9% to 90.9% (varying according to area) was applied to the open pit and stockpile, and a metallurgical recovery factor of 90% was applied to the underground.
(6)        Based on a gold price of $1,200/oz.
(7)        Property currently in a development stage.
(8)        Property currently in a production stage.
(9)        The CdS operation was placed on care and maintenance in August 2023.
(10)      In 2023, a cut-off grade range from 4.74g/t to 5.61g/t was applied to the underground (varying according to area). In 2023, a metallurgical recovery factor of 88% was applied to the underground.
(11)In 2023, a cut-off grade of 1.00g/t was applied to the open pit, a cut-off grade range from 0.70g/t to 0.80g/t (varying according to area) was applied to the stockpile, and a cut-off grade range from 2.05g/t to 2.87g/t (varying according to area) was applied to the underground. In 2023, a metallurgical recovery factor of 90.40% was applied to the open pit, and a metallurgical recovery factor range from 91.07% to 91.63% (varying according to area) was applied to the stockpile, and a metallurgical recovery factor range from 76.40% to 92.30% (varying according to area) was applied to the underground.
(12)    Based on a gold price of AUD2,100/oz.
(13)    Based on a gold price of $1,600/oz.
The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the fiscal year ended 31 December 2023, based on an estimated copper price of $2.90/lb, unless otherwise stated.

Mineral Reserve	At 31 December 2023
	Proven				Probable				Total Mineral Reserve
Copper	Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Americas Region	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Colombia	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Quebradona(2)(3)	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds.  The reference point for the Mineral Reserve is the point of delivery to the process plant. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
(1)        “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2)        The Mineral Reserve contains 28.1Moz of silver to be recovered as a by-product.
(3)        Property currently in a development stage.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Dividends
The board of directors of AngloGold Ashanti plc today announces an interim dividend for the year ended 31 December 2023 of 19 US cents per share  in line with its policy, a minimum of 20% of free cash flow* before non-sustaining capital expenditure, following a strong second half performance.
In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the NYSE

2024
Ex-dividend on New York Stock Exchange	Thursday, 14 March
Record date	Friday, 15 March
Payment date	Thursday, 28 March
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 19 US cents per ordinary share will be converted to South African rands at the applicable exchange rate to be published on Tuesday, 12 March 2024.
In compliance with the requirements of Strate and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows
To holders of ordinary shares on the JSE

2024
Declaration date	Friday, 23 February
Currency conversion rate for South African rands announced	Tuesday, 12 March
Last date to trade ordinary shares cum dividend	Tuesday, 12 March
Ordinary shares trade ex-dividend	Wednesday, 13 March
Record date	Friday, 15 March
Payment date	Thursday, 28 March
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 13 March
2024 and Friday, 15 March 2024, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Tuesday, 12 March 2024 and Friday, 15 March 2024, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders will be included in the finalisation announcement, which is expected to be published on Tuesday,12 March 2024.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2024
Currency conversion date	Tuesday, 12 March
Last date to trade and to register GhDSs cum dividend	Wednesday, 13 March
GhDSs trade ex-dividend	Wednesday, 13 March
Record date	Friday, 15 March
Approximate payment date of dividend	Thursday, 28 March

Assuming an exchange rate of US$1/¢12.3828, the gross dividend payable per share, is equivalent to ca. ¢2.3527 Ghanaian cedis.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

By order of the Board
M RAMOS                                                    A CALDERON    G DORAN
Chairman                                                    Chief Executive Officer                                    Chief Financial Officer
21 February 2024
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Under the group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region.
In addition to the geographical reportable segments structure, the group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Six months	Six months	Six months	Year	Year
	ended	ended	ended	ended	ended
	Dec	Jun	Dec	Dec	Dec
	2023	2023	2022	2023	2022
Gold income
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,592	1,475	1,595	3,068	2,981
Kibali - Attributable 45%	370	298	315	668	596
Iduapriem	283	239	219	522	443
Obuasi	197	242	266	439	431
Siguiri	246	258	270	505	591
Geita	496	438	525	934	920

AUSTRALIA	568	514	492	1,081	967
Sunrise Dam	246	250	192	495	410
Tropicana - Attributable 70%	322	264	300	586	557

AMERICAS	545	453	526	999	1,036
Cerro Vanguardia	158	158	152	317	319
AngloGold Ashanti Mineração (1)	292	223	290	515	557
Serra Grande	95	72	84	167	160

	2,705	2,442	2,613	5,148	4,984
Equity-accounted joint venture included above	(370)	(298)	(315)	(668)	(596)
	2,335	2,144	2,298	4,480	4,388

(1) Includes income from sale of gold concentrate.

By-product revenue
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	2	2	1	5	4
Kibali - Attributable 45%	1	—	—	2	1
Iduapriem	—	—	—	—	1
Obuasi	—	—	—	1	1
Siguiri	—	1	—	—	—
Geita	1	1	1	2	1

AUSTRALIA	3	2	2	4	4
Sunrise Dam	1	1	1	1	1
Tropicana - Attributable 70%	2	1	1	3	3

AMERICAS	57	38	45	95	106
Cerro Vanguardia	57	37	31	93	75
AngloGold Ashanti Mineração	—	1	14	2	31

	62	42	48	104	114
Equity-accounted joint venture included above	(1)	—	—	(2)	(1)
	61	42	48	102	113

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months	Six months	Year	Year
	ended	ended	ended	ended	ended
	Dec	Jun	Dec	Dec	Dec
	2023	2023	2022	2023	2022
Cost of sales
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,051	1,060	1,069	2,111	2,008
Kibali - Attributable 45%	191	181	178	372	342
Iduapriem	192	195	161	387	314
Obuasi	156	157	151	313	266
Siguiri	239	234	252	473	492
Geita	273	293	327	566	594

AUSTRALIA	453	414	403	867	783
Sunrise Dam	202	196	186	399	371
Tropicana - Attributable 70%	237	202	202	438	382
Administration and other	14	16	15	30	30

AMERICAS	476	455	474	931	913
Cerro Vanguardia	157	151	138	307	273
AngloGold Ashanti Mineração	230	222	254	453	477
Serra Grande	89	80	83	169	162
Administration and other	—	2	(1)	2	1

CORPORATE AND OTHER	3	1	3	4	4

	1,983	1,930	1,949	3,913	3,708
Equity-accounted joint venture included above	(191)	(181)	(178)	(372)	(342)
	1,792	1,749	1,771	3,541	3,366

Gross profit (1)
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	544	417	528	961	977
Kibali - Attributable 45%	180	117	138	297	256
Iduapriem	91	45	59	135	130
Obuasi	42	85	114	127	165
Siguiri	8	23	18	31	99
Geita	223	146	199	370	327
Administration and other	—	1	—	1	—

AUSTRALIA	117	102	90	220	188
Sunrise Dam	45	54	6	99	40
Tropicana - Attributable 70%	86	64	99	151	177
Administration and other	(14)	(16)	(15)	(30)	(29)

AMERICAS	126	37	98	162	229
Cerro Vanguardia	58	44	45	102	122
AngloGold Ashanti Mineração	62	2	50	63	111
Serra Grande	6	(8)	2	(2)	(2)
Administration and other	—	(1)	1	(1)	(2)

CORPORATE AND OTHER	(15)	(4)	(9)	(19)	(9)

	772	552	707	1,324	1,385
Equity-accounted joint venture included above	(180)	(117)	(138)	(297)	(256)
	592	435	569	1,027	1,129

Unaudited
(1) The group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Segmental reporting (continued)

	Six months	Six months	Six months	Year	Year
	ended	ended	ended	ended	ended
	Dec	Jun	Dec	Dec	Dec
	2023	2023	2022	2023	2022
Amortisation
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	222	197	207	419	371
Kibali - Attributable 45%	54	45	50	99	95
Iduapriem	63	66	49	129	80
Obuasi	31	30	24	61	40
Siguiri	24	15	28	39	54
Geita	50	41	56	91	102

AUSTRALIA (1)	98	66	95	163	172
Sunrise Dam	32	25	28	58	54
Tropicana - Attributable 70%	65	40	66	104	117
Administration and other	1	1	1	1	1

AMERICAS	90	80	97	170	185
Cerro Vanguardia	20	19	23	39	39
AngloGold Ashanti Mineração	46	42	54	88	106
Serra Grande	24	19	20	43	40

CORPORATE AND OTHER	2	2	2	5	4

	412	345	401	757	732
Equity-accounted joint venture included above	(54)	(45)	(50)	(99)	(95)
	358	300	351	658	637

(1) The Australia amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets between the mining operations within the Australia geographical region and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within such region.

Capital expenditure
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	430	280	359	710	576
Kibali - Attributable 45%	41	44	52	85	90
Iduapriem	71	70	93	142	146
Obuasi	140	75	95	214	159
Siguiri	63	15	16	78	27
Geita	115	76	103	191	154

AUSTRALIA	62	73	109	135	202
Sunrise Dam	26	22	30	47	50
Tropicana - Attributable 70%	36	51	79	87	152
Administration and other	—	—	—	1	—

AMERICAS	120	134	168	254	322
Cerro Vanguardia	42	33	45	75	66
AngloGold Ashanti Mineração	50	74	95	124	199
Serra Grande	28	27	28	55	57

PROJECTS	17	10	10	27	17
Colombian projects	6	5	9	11	16
North American projects	11	5	1	16	1

CORPORATE AND OTHER	1	—	—	1	1

	630	497	646	1,127	1,118
Equity-accounted joint venture included above	(41)	(44)	(52)	(85)	(90)
	589	453	594	1,042	1,028

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs net of by-product revenue”, “total cash costs per ounce”,
“all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce” and “average gold price received per ounce”, which have been determined using industry guidelines and practices and are not measures under IFRS. In addition, AngloGold
Ashanti also presents the financial items “Adjusted net debt” and “free cash flow” which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, cash flows from operating activities, total borrowings or any other measure of financial performance presented in accordance with IFRS or as an indicator of the AngloGold Ashanti group’s performance. The AngloGold Ashanti group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
All-in sustaining costs and all-in costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the US dollar value of this cost metric by the ounces of gold sold.
“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the US dollar value of this cost metric by the ounces of gold sold.
Total cash costs net of by-product revenue
“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs net of by-product revenue” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.
While the Gold Institute provided definitions for the calculation of “total cash costs net of by-product revenue” and the WGC published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics during 2018, the calculation of “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce”
may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs net of by-product revenue”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine as well as “average gold price received per ounce” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision
Maker (CODM), on an attributable basis. The key metrics are based on the attributable ounces, gold income, “total cash costs net of by-
product revenue”, “all-in costs” and “all-in sustaining costs” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” of its joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the WGC’s Guidance Note on “all-in sustaining costs”
and “all-in costs” metrics.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-
accounted joint ventures and review the underlying operating results including “total cash costs net of by-product revenue”, “all-in costs” and
“all-in sustaining costs” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” on an attributable basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Adjusted net debt
“Adjusted net debt” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility
Agreements for compliance with the debt covenant formula.
Free cash flow
“Free cash flow” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes cash inflow from operating activities, less cash outflow from investing activities and after finance costs, adjusted to exclude once-off acquisitions, disposals and corporate restructuring costs, and movements in restricted cash.
Reconciliations
A reconciliation of cost of sales as included in AngloGold Ashanti’s preliminary financial update for the six months and the year ended 31
December 2023 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the six-month periods ended 31 December 2023, 30 June 2023 and 31
December 2022 and the years ended 31 December 2023 and 2022 is presented on a total (group), total (subsidiaries/joint ventures) and segment basis in Note A. In addition, the Company has provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.
A reconciliation of gold income as included in AngloGold Ashanti’s preliminary financial update for the six months and the year ended 31
December 2023 to “average gold price received per ounce” for each of the six-month periods ended 31 December 2023, 30 June 2023 and
31 December 2022 and the years ended 31 December 2023 and 2022 is presented on a total (group), total (subsidiaries/joint ventures)
basis in Note B.
A reconciliation of total borrowings as included in AngloGold Ashanti’s preliminary financial update for the six months and the year ended 31
December 2023 to “Adjusted net debt” at 31 December 2023, 30 June 2023 and 31 December 2022 is presented on a total (group) basis in
Note C.
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s preliminary financial update for the six months and the year ended 31 December 2023 to “free cash flow” for each of the six-month periods ended 31 December 2023, 30 June 2023 and
31 December 2022 and the years ended 31 December 2023 and 2022 is presented on a total (group) basis in Note D.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

ASummary of operations by mine

For the six months ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(4)	3	191	—	191	192	156	239	273	—	860	202	237	14	453
By-product revenue	—	(1)	—	(1)	—	—	—	(1)	—	(1)	(1)	(2)	—	(3)
Realised other commodity contracts	2	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(2)	(54)	—	(54)	(63)	(31)	(24)	(50)	—	(168)	(32)	(65)	(1)	(98)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	(1)	(1)	1	—	—
Corporate administration, marketing and related expenses	48	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	3	—	3	2	—	—	13	—	15	10	5	1	16
Sustaining exploration and study costs	—	—	—	—	—	—	3	8	—	11	1	—	—	1
Total sustaining capital expenditure	1	24	—	24	53	102	62	105	—	322	26	30	—	56
All-in sustaining costs	53	163	—	163	184	227	280	347	—	1,038	205	206	14	425
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(42)	—	—	(42)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interest and non- gold producing companies	53	163	—	163	184	227	238	347	—	996	205	206	14	425
All-in sustaining costs	53	163	—	163	184	227	280	347	—	1,038	205	206	14	425
Non-sustaining project capital expenditure	—	17	—	17	18	38	1	10	—	67	—	6	—	6
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	—	—	4	5	1	10	4	3	13	20
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	3	6	1	7	—	(5)	—	1	—	(4)	—	—	—	—
Other provisions	(15)	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs	41	186	1	187	202	260	285	364	1	1,112	209	215	27	451
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(43)	—	—	(43)	—	—	—	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	41	186	1	187	202	260	242	364	1	1,069	209	215	27	451
Gold sold - oz (000)(2)	—	189	—	189	144	101	107	253	—	605	126	164	—	290
All-in sustaining cost per ounce - $/oz(3)	—	862	—	862	1,272	2,258	2,219	1,373	—	1,646	1,625	1,255	—	1,465
All-in cost per ounce - $/oz(3)	—	984	—	988	1,398	2,595	2,255	1,438	—	1,767	1,654	1,311	—	1,555

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce”
calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(7) Total including equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 31 December 2023
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

All-in sustaining costs
Cost of sales per segmental information(4)	157	230	89	—	476	—	191	1,792	1,983	28	202	448	1,764	1,955
By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)	(62)	—	—	(57)	(61)	(62)
Realised other commodity contracts	—	—	—	—	—	—	—	2	2	—	—	—	2	2
Amortisation of tangible, intangible and right of use assets	(20)	(46)	(24)	—	(90)	—	(54)	(358)	(412)	(1)	(45)	(89)	(357)	(411)
Adjusted for decommissioning and inventory amortisation	1	(11)	—	1	(9)	—	—	(10)	(10)	—	(11)	(9)	(10)	(10)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	50	50	—	—	—	50	50
Lease payment sustaining	—	16	4	—	20	—	3	52	55	2	14	18	50	53
Sustaining exploration and study costs	2	1	—	—	3	1	—	16	16	—	1	3	16	16
Total sustaining capital expenditure	42	48	28	—	118	11	24	508	532	4	44	114	504	528
All-in sustaining costs	125	238	97	1	461	14	163	1,991	2,154	33	205	428	1,958	2,121
Adjusted for non-controlling interests and non-gold producing companies(1)	(9)	—	—	—	(9)	—	—	(51)	(51)	—	—	(9)	(51)	(51)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	116	238	97	1	452	14	163	1,940	2,103	33	205	419	1,907	2,070
All-in sustaining costs	125	238	97	1	461	14	163	1,991	2,154	33	205	428	1,958	2,121
Non-sustaining project capital expenditure	—	2	—	—	2	6	17	81	98	2	—	—	79	96
Non-sustaining lease payments	—	2	—	—	2	—	—	3	3	2	—	—	1	1
Non-sustaining exploration and study costs	2	4	1	1	8	88	—	126	126	1	3	7	125	125
Care and maintenance	—	49	—	—	49	1	—	50	50	34	15	15	16	16
Closure and social responsibility costs not related to current operations	—	13	4	—	17	—	7	16	23	1	12	16	15	22
Other provisions	—	—	—	—	—	—	—	(15)	(15)	—	—	—	(15)	(15)
All-in costs	127	308	102	2	539	109	187	2,252	2,439	73	235	466	2,179	2,366
Adjusted for non-controlling interests and non-gold producing companies(1)	(9)	—	—	—	(9)	—	—	(52)	(52)	—	—	(9)	(52)	(52)
All-in costs adjusted for non-controlling interest and non- gold producing companies	118	308	102	2	530	109	187	2,200	2,387	73	235	457	2,127	2,314
Gold sold - oz (000)(2)	75	162	48	—	285	—	189	1,180	1,369	12	150	273	1,168	1,357
All-in sustaining cost per ounce - $/oz(3)	1,555	1,468	2,016	—	1,585	—	862	1,644	1,536	2,573	1,373	1,539	1,633	1,526
All-in cost per ounce - $/oz(3)	1,582	1,902	2,120	—	1,860	—	988	1,864	1,743	5,674	1,577	1,680	1,822	1,706

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(4)	3	191	—	191	192	156	239	273	—	860	202	237	14	453
- By-product revenue	—	(1)	—	(1)	—	—	—	(1)	—	(1)	(1)	(2)	—	(3)
- Inventory change	—	3	—	3	6	9	8	16	—	39	—	11	—	11
- Amortisation of tangible assets	(2)	(53)	—	(53)	(61)	(31)	(24)	(40)	—	(156)	(23)	(61)	(1)	(85)
- Amortisation of right of use assets	—	(1)	—	(1)	(2)	—	—	(10)	—	(12)	(9)	(4)	—	(13)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	3	—	3	(1)	(4)	(3)	(1)	—	(9)	(1)	(2)	—	(3)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	1	142	—	142	134	130	220	237	—	721	168	179	13	360
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	—	—	(33)	—	—	(33)	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1	142	—	142	134	130	187	237	—	688	168	179	13	360
Gold produced - oz (000)(2)	—	192	—	192	150	107	112	268	—	637	125	172	—	297
Total cash costs per ounce - $/oz(3)	—	741	—	741	895	1,216	1,679	884	—	1,082	1,333	1,043	—	1,211

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 31 December 2023
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

Total cash costs
Cost of sales per segmental information(4)	157	230	89	—	476	—	191	1,792	1,983	28	202	448	1,764	1,955
- By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)	(62)	—	—	(57)	(61)	(62)
- Inventory change	(5)	(15)	—	—	(20)	—	3	30	33	(1)	(14)	(19)	31	34
- Amortisation of tangible assets	(20)	(35)	(21)	—	(76)	—	(53)	(319)	(372)	—	(35)	(76)	(319)	(372)
- Amortisation of right of use assets	—	(11)	(3)	—	(14)	—	(1)	(39)	(40)	(1)	(10)	(13)	(38)	(39)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	4	—	4	—	3	(8)	(5)	—	—	4	(8)	(5)
- Retrenchment costs	—	(1)	(1)	—	(2)	—	—	(2)	(2)	(1)	—	(1)	(1)	(1)
Total cash costs net of by-product revenue	75	168	68	—	311	—	142	1,393	1,535	25	143	286	1,368	1,510
Adjusted for non-controlling interests and non-gold producing companies (1)	(6)	—	—	—	(6)	—	—	(39)	(39)	—	—	(6)	(39)	(39)
Total cash costs adjusted for non-controlling interests and non- gold producing companies	69	168	68	—	305	—	142	1,354	1,496	25	143	280	1,329	1,471
Gold produced - oz (000)(2)	73	152	49	—	274	—	192	1,208	1,400	12	140	262	1,196	1,388
Total cash costs per ounce - $/oz(3)	954	1,098	1,403	—	1,115	—	741	1,122	1,069	2,069	1,013	1,070	1,112	1,060

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(4)	1	181	—	181	195	157	234	293	—	879	196	202	16	414
By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
Realised other commodity contracts	5	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(2)	(45)	—	(45)	(66)	(30)	(15)	(41)	—	(152)	(25)	(40)	(1)	(66)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	44	—	—	—	(1)	1	—	—	—	—	—	—	—	—
Lease payment sustaining	—	(1)	—	(1)	2	(1)	1	12	—	14	6	5	1	12
Sustaining exploration and study costs	—	—	—	—	—	—	3	5	—	8	2	—	—	2
Total sustaining capital expenditure	—	28	—	28	43	47	11	57	—	158	22	21	—	43
All-in sustaining costs	48	163	—	163	173	174	233	325	—	905	200	187	16	403
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(35)	—	—	(35)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interest and non- gold producing companies	48	163	—	163	173	174	198	325	—	870	200	187	16	403
All-in sustaining costs	48	163	—	163	173	174	233	325	—	905	200	187	16	403
Non-sustaining project capital expenditure	—	16	—	16	27	28	4	19	—	78	—	30	—	30
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	—	—	—	1	—	3	4	—	8	1	3	9	13
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	3	2	—	2	—	—	—	—	—	—	—	—	—	—
Other provisions	16	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs	67	181	—	181	201	202	240	349	—	992	201	220	25	446
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(36)	—	—	(36)	—	—	—	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	67	181	—	181	201	202	204	349	—	956	201	220	25	446
Gold sold - oz (000)(2)	—	154	—	154	124	125	114	226	—	589	129	137	—	266
All-in sustaining cost per ounce - $/oz(3)	—	1,060	—	1,060	1,396	1,392	1,747	1,436	—	1,477	1,541	1,363	—	1,510
All-in cost per ounce - $/oz(3)	—	1,174	—	1,180	1,618	1,613	1,798	1,544	—	1,623	1,553	1,608	—	1,675

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce”
calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(7) Total including equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

All-in sustaining costs
Cost of sales per segmental information(4)	151	222	80	2	455	—	181	1,749	1,930	76	146	379	1,673	1,854
By-product revenue	(37)	(1)	—	—	(38)	—	—	(42)	(42)	—	(1)	(38)	(42)	(42)
Realised other commodity contracts	—	—	—	—	—	—	—	5	5	—	—	—	5	5
Amortisation of tangible, intangible and right of use assets	(19)	(42)	(19)	—	(80)	—	(45)	(300)	(345)	(5)	(37)	(75)	(295)	(340)
Adjusted for decommissioning and inventory amortisation	—	7	—	—	7	—	—	7	7	—	7	7	7	7
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	44	44	—	—	—	44	44
Lease payment sustaining	—	18	3	—	21	—	(1)	47	46	5	13	16	42	41
Sustaining exploration and study costs	4	—	—	—	4	1	—	15	15	—	—	4	15	15
Total sustaining capital expenditure	33	74	27	—	134	—	28	335	363	15	59	119	320	348
All-in sustaining costs	132	278	91	2	503	1	163	1,860	2,023	91	187	412	1,769	1,932
Adjusted for non-controlling interests and non-gold producing companies(1)	(10)	—	—	—	(10)	—	—	(45)	(45)	—	—	(10)	(45)	(45)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	122	278	91	2	493	1	163	1,815	1,978	91	187	402	1,724	1,887
All-in sustaining costs	132	278	91	2	503	1	163	1,860	2,023	91	187	412	1,769	1,932
Non-sustaining project capital expenditure	—	—	—	—	—	10	16	118	134	—	—	—	118	134
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1	—	—	—	1	1
Non-sustaining exploration and study costs	4	2	1	—	7	70	—	98	98	2	—	5	96	96
Care and maintenance	—	—	—	—	—	2	—	2	2	—	—	—	2	2
Closure and social responsibility costs not related to current operations	—	49	5	—	54	—	2	57	59	4	45	50	53	55
Other provisions	—	—	—	—	—	—	—	16	16	—	—	—	16	16
All-in costs	136	329	97	2	564	83	181	2,152	2,333	97	232	467	2,055	2,236
Adjusted for non-controlling interests and non-gold producing companies(1)	(10)	—	—	—	(10)	—	—	(46)	(46)	—	—	(10)	(46)	(46)
All-in costs adjusted for non-controlling interest and non-gold producing companies	126	329	97	2	554	83	181	2,106	2,287	97	232	457	2,009	2,190
Gold sold - oz (000)(2)	76	123	38	—	237	—	154	1,092	1,246	30	93	207	1,062	1,216
All-in sustaining cost per ounce - $/oz(3)	1,607	2,252	2,432	—	2,079	—	1,060	1,661	1,587	3,031	2,001	1,941	1,622	1,551
All-in cost per ounce - $/oz(3)	1,649	2,663	2,587	—	2,335	—	1,180	1,927	1,835	3,214	2,486	2,208	1,891	1,801
										1654	1311	0
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(4)	1	181	—	181	195	157	234	293	—	879	196	202	16	414
- By-product revenue	—	—	—	—	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	(1)	—	(1)	(9)	(5)	(8)	(10)	—	(32)	(5)	3	—	(2)
- Amortisation of tangible assets	(2)	(44)	—	(44)	(64)	(30)	(15)	(29)	—	(138)	(20)	(36)	—	(56)
- Amortisation of right of use assets	—	(1)	—	(1)	(2)	—	—	(12)	—	(14)	(5)	(4)	(1)	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(2)	—	(2)	(1)	(3)	(2)	(1)	—	(7)	1	(1)	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	(1)	133	—	133	119	119	208	240	—	686	166	163	15	344
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	—	—	(31)	—	—	(31)	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	(1)	133	—	133	119	119	177	240	—	655	166	163	15	344
Gold produced - oz (000)(2)	—	151	—	151	118	117	110	217	—	562	127	138	—	265
Total cash costs per ounce - $/oz(3)	—	880	—	880	1,004	1,020	1,621	1,107	—	1,166	1,304	1,182	—	1,296

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 30 June 2023
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

Total cash costs
Cost of sales per segmental information(4)	151	222	80	2	455	—	181	1,749	1,930	76	146	379	1,673	1,854
- By-product revenue	(37)	(1)	—	—	(38)	—	—	(42)	(42)	—	(1)	(38)	(42)	(42)
- Inventory change	3	13	—	—	16	—	(1)	(18)	(19)	—	13	16	(18)	(19)
- Amortisation of tangible assets	(19)	(30)	(16)	—	(65)	—	(44)	(261)	(305)	(3)	(27)	(62)	(258)	(302)
- Amortisation of right of use assets	—	(12)	(3)	—	(15)	—	(1)	(39)	(40)	(2)	(10)	(13)	(37)	(38)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(2)	(3)	—	(1)	(6)	—	(2)	(13)	(15)	(3)	—	(3)	(10)	(12)
- Retrenchment costs	—	(1)	(1)	—	(2)	—	—	(2)	(2)	—	(1)	(2)	(2)	(2)
Total cash costs net of by-product revenue	96	188	60	1	345	—	133	1,374	1,507	68	120	277	1,306	1,439
Adjusted for non-controlling interests and non-gold producing companies (1)	(7)	—	—	—	(7)	—	—	(38)	(38)	—	—	(7)	(38)	(38)
Total cash costs adjusted for non-controlling interests and non- gold producing companies	89	188	60	1	338	—	133	1,336	1,469	68	120	270	1,268	1,401
Gold produced - oz (000)(2)	79	142	37	—	258	—	151	1,085	1,236	31	111	227	1,054	1,205
Total cash costs per ounce - $/oz(3)	1,128	1,330	1,620	—	1,313	—	880	1,232	1,189	2,278	1,077	1,186	1,202	1,162

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 31 December 2022
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(4)	3	178	—	178	161	151	252	327	—	891	186	202	15	403
By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	(1)	(1)	—	(2)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(2)	(50)	—	(50)	(49)	(24)	(28)	(56)	—	(157)	(28)	(66)	(1)	(95)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	37	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	5	—	5	1	—	—	13	—	14	7	5	1	13
Sustaining exploration and study costs	—	—	—	—	2	—	3	2	—	7	1	1	—	2
Total sustaining capital expenditure	—	41	—	41	47	46	13	80	(1)	185	30	25	—	55
All-in sustaining costs	39	174	—	174	162	173	240	364	(1)	938	195	166	15	376
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(36)	—	—	(36)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interest and non- gold producing companies	39	174	—	174	162	173	204	364	(1)	902	195	166	15	376
All-in sustaining costs	39	174	—	174	162	173	240	364	(1)	938	195	166	15	376
Non-sustaining project capital expenditure	—	11	—	11	46	49	3	23	1	122	—	54	—	54
Non-sustaining lease payments	—	—	—	—	—	—	—	1	—	1	—	—	—	—
Non-sustaining exploration and study costs	—	(1)	—	(1)	1	—	5	2	—	8	9	3	10	22
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	3	10	—	10	—	(14)	—	—	—	(14)	—	—	—	—
Other provisions	14	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs	56	194	—	194	209	208	248	390	—	1,055	204	223	25	452
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(37)	—	—	(37)	—	—	—	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	56	194	—	194	209	208	211	390	—	1,018	204	223	25	452
Gold sold - oz (000)(2)	—	182	—	182	127	153	133	304	—	717	112	173	—	285
All-in sustaining cost per ounce - $/oz(3)	—	959	—	959	1,271	1,130	1,540	1,198	—	1,259	1,747	957	—	1,318
All-in cost per ounce - $/oz(3)	—	1,067	—	1,069	1,647	1,363	1,592	1,283	—	1,422	1,824	1,287	—	1,586

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce”
calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(7) Total including equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 31 December 2022
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

All-in sustaining costs
Cost of sales per segmental information(4)	138	254	83	(1)	474	—	178	1,771	1,949	83	171	391	1,688	1,866
By-product revenue	(31)	(14)	—	—	(45)	—	—	(48)	(48)	—	(14)	(45)	(48)	(48)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(23)	(54)	(20)	—	(97)	—	(50)	(351)	(401)	(11)	(43)	(86)	(340)	(390)
Adjusted for decommissioning and inventory amortisation	4	1	—	—	5	—	—	4	4	(1)	2	6	5	5
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	37	37	—	—	—	37	37
Lease payment sustaining	—	16	3	—	19	—	5	47	52	5	11	14	42	47
Sustaining exploration and study costs	2	—	—	—	2	1	—	12	12	—	—	2	12	12
Total sustaining capital expenditure	45	95	28	—	168	—	41	408	449	21	74	147	387	428
All-in sustaining costs	135	298	94	(1)	526	1	174	1,880	2,054	97	201	429	1,783	1,957
Adjusted for non-controlling interests and non-gold producing companies(1)	(10)	—	—	—	(10)	—	—	(46)	(46)	—	—	(10)	(46)	(46)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	125	298	94	(1)	516	1	174	1,834	2,008	97	201	419	1,737	1,911
All-in sustaining costs	135	298	94	(1)	526	1	174	1,880	2,054	97	201	429	1,783	1,957
Non-sustaining project capital expenditure	—	—	—	—	—	10	11	186	197	—	—	—	186	197
Non-sustaining lease payments	—	—	—	—	—	—	—	1	1	—	—	—	1	1
Non-sustaining exploration and study costs	1	6	2	1	10	68	(1)	108	107	5	1	5	103	102
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	6	2	—	8	1	10	(2)	8	1	5	7	(3)	7
Other provisions	—	—	—	—	—	—	—	14	14	—	—	—	14	14
All-in costs	136	310	98	—	544	80	194	2,187	2,381	103	207	441	2,084	2,278
Adjusted for non-controlling interests and non-gold producing companies(1)	(10)	—	—	—	(10)	—	—	(47)	(47)	—	—	(10)	(47)	(47)
All-in costs adjusted for non-controlling interest and non-gold producing companies	126	310	98	—	534	80	194	2,140	2,334	103	207	431	2,037	2,231
Gold sold - oz (000)(2)	83	168	49	—	300	—	182	1,302	1,484	42	126	258	1,260	1,442
All-in sustaining cost per ounce - $/oz(3)	1,508	1,769	1,926	—	1,723	—	959	1,409	1,354	2,297	1,594	1,629	1,379	1,326
All-in cost per ounce - $/oz(3)	1,524	1,838	1,992	—	1,781	—	1,069	1,644	1,573	2,437	1,639	1,673	1,617	1,548
										1654	1311	0
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 31 December 2022
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(4)	3	178	—	178	161	151	252	327	—	891	186	202	15	403
- By-product revenue	—	—	—	—	—	—	—	(1)	—	(1)	(1)	(1)	—	(2)
- Inventory change	—	(2)	—	(2)	9	3	8	10	—	30	6	(6)	—	—
- Amortisation of tangible assets	(2)	(49)	—	(49)	(47)	(24)	(28)	(44)	—	(143)	(23)	(62)	—	(85)
- Amortisation of right of use assets	—	(1)	—	(1)	(2)	—	—	(12)	—	(14)	(5)	(4)	(1)	(10)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	—	—	1	(1)	(5)	(5)	—	(10)	1	9	—	10
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	1	126	—	126	122	129	227	275	—	753	164	138	14	316
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	—	—	(34)	—	—	(34)	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1	126	—	126	122	129	193	275	—	719	164	138	14	316
Gold produced - oz (000)(2)	—	180	—	180	133	159	137	314	—	743	115	169	—	284
Total cash costs per ounce - $/oz(3)	—	698	—	698	920	808	1,410	876	—	967	1,429	818	—	1,115

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the six months ended 31 December 2022
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

Total cash costs
Cost of sales per segmental information(4)	138	254	83	(1)	474	—	178	1,771	1,949	83	171	391	1,688	1,866
- By-product revenue	(31)	(14)	—	—	(45)	—	—	(48)	(48)	—	(14)	(45)	(48)	(48)
- Inventory change	9	—	—	—	9	—	(2)	39	37	—	—	9	39	37
- Amortisation of tangible assets	(23)	(41)	(17)	—	(81)	—	(49)	(311)	(360)	(9)	(32)	(72)	(302)	(351)
- Amortisation of right of use assets	—	(13)	(3)	—	(16)	—	(1)	(40)	(41)	(2)	(11)	(14)	(38)	(39)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(3)	—	(1)	(4)	—	—	(4)	(4)	(2)	(1)	(2)	(2)	(2)
- Retrenchment costs	—	(1)	(1)	—	(2)	—	—	(2)	(2)	—	(1)	(2)	(2)	(2)
Total cash costs net of by-product revenue	93	182	62	(2)	335	—	126	1,405	1,531	70	112	265	1,335	1,461
Adjusted for non-controlling interests and non-gold producing companies (1)	(7)	—	—	—	(7)	—	—	(41)	(41)	—	—	(7)	(41)	(41)
Total cash costs adjusted for non-controlling interests and non- gold producing companies	86	182	62	(2)	328	—	126	1,364	1,490	70	112	258	1,294	1,420
Gold produced - oz (000)(2)	86	167	49	—	302	—	180	1,329	1,509	42	125	260	1,287	1,467
Total cash costs per ounce - $/oz(3)	994	1,092	1,266	—	1,092	—	698	1,027	988	1,667	897	999	1,006	968

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(4)	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
Realised other commodity contracts	7	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(5)	(99)	—	(99)	(129)	(61)	(39)	(91)	—	(320)	(58)	(104)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	—	1	—	1	—	—	—	(1)	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	92	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	2	2	—	2	3	—	—	26	—	29	16	11	1	28
Sustaining exploration and study costs	—	—	—	—	—	2	6	12	(1)	19	2	1	—	3
Total sustaining capital expenditure	1	52	—	52	96	148	74	162	—	480	47	50	1	98
All-in sustaining costs	101	326	—	326	357	401	514	672	(1)	1,943	404	393	31	828
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(77)	—	—	(77)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	101	326	—	326	357	401	437	672	(1)	1,866	404	393	31	828
All-in sustaining costs	101	326	—	326	357	401	514	672	(1)	1,943	404	393	31	828
Non-sustaining project capital expenditure	—	33	—	33	46	66	4	29	—	145	—	37	—	37
Non-sustaining lease payments	—	—	—	—	—	—	—	2	—	2	—	—	—	—
Non-sustaining exploration and study costs	—	1	—	1	—	—	7	9	1	17	5	6	22	33
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	5	7	1	8	(1)	(4)	—	1	1	(3)	1	(1)	(1)	(1)
Other provisions	1	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs	107	367	1	368	402	463	525	713	1	2,104	410	435	52	897
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(79)	—	—	(79)	—	—	—	—
All-in costs adjusted for non-controlling interest and non- gold producing companies	107	367	1	368	402	463	446	713	1	2,025	410	435	52	897
Gold sold - oz (000)(2)	—	343	—	343	268	226	221	479	—	1,194	256	301	—	557
All-in sustaining cost per ounce - $/oz(3)	—	951	—	951	1,329	1,777	1,976	1,403	—	1,563	1,583	1,304	—	1,487
All-in cost per ounce - $/oz(3)	—	1,069	—	1,074	1,500	2,050	2,020	1,488	—	1,696	1,603	1,446	—	1,612

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce”
calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(7) Total including equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

All-in sustaining costs
Cost of sales per segmental information(4)	307	453	169	2	931	—	372	3,541	3,913	104	349	827	3,437	3,809
By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	(104)	—	(2)	(95)	(102)	(104)
Realised other commodity contracts	—	—	—	—	—	—	—	7	7	—	—	—	7	7
Amortisation of tangible, intangible and right of use assets	(39)	(88)	(43)	—	(170)	—	(99)	(658)	(757)	(6)	(82)	(164)	(652)	(751)
Adjusted for decommissioning and inventory amortisation	1	(3)	—	—	(2)	(1)	1	(5)	(4)	—	(3)	(2)	(5)	(4)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	94	94	—	—	—	94	94
Lease payment sustaining	—	33	8	(1)	40	1	2	100	102	7	26	33	93	95
Sustaining exploration and study costs	6	1	—	1	8	2	—	32	32	—	1	8	32	32
Total sustaining capital expenditure	75	122	55	—	252	11	52	842	894	19	103	233	823	875
All-in sustaining costs	257	516	189	2	964	15	326	3,851	4,177	124	392	840	3,727	4,053
Adjusted for non-controlling interests and non-gold producing companies(1)	(19)	—	—	—	(19)	—	—	(96)	(96)	—	—	(19)	(96)	(96)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	238	516	189	2	945	15	326	3,755	4,081	124	392	821	3,631	3,957
All-in sustaining costs	257	516	189	2	964	15	326	3,851	4,177	124	392	840	3,727	4,053
Non-sustaining project capital expenditure	—	2	—	—	2	16	33	200	233	2	—	—	198	231
Non-sustaining lease payments	—	2	—	—	2	—	—	4	4	2	—	—	2	2
Non-sustaining exploration and study costs	7	6	1	1	15	158	1	223	224	3	3	12	220	221
Care and maintenance	—	49	—	—	49	3	—	52	52	34	15	15	18	18
Closure and social responsibility costs not related to current operations	—	62	10	1	73	—	8	74	82	4	58	69	70	78
Other provisions	—	—	—	—	—	—	—	1	1	—	—	—	1	1
All-in costs	264	637	200	4	1,105	192	368	4,405	4,773	169	468	936	4,236	4,604
Adjusted for non-controlling interests and non-gold producing companies(1)	(20)	—	—	—	(20)	—	—	(99)	(99)	—	—	(20)	(99)	(99)
All-in costs adjusted for non-controlling interest and non-gold producing companies	244	637	200	4	1,085	192	368	4,306	4,674	169	468	916	4,137	4,505
Gold sold - oz (000)(2)	151	285	86	—	522	—	343	2,273	2,616	43	242	479	2,230	2,573
All-in sustaining cost per ounce - $/oz(3)	1,581	1,807	2,198	—	1,810	—	951	1,652	1,560	2,894	1,615	1,713	1,628	1,538
All-in cost per ounce - $/oz(3)	1,616	2,231	2,325	—	2,076	—	1,074	1,895	1,787	3,949	1,927	1,909	1,855	1,751

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(4)	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
- By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	2	—	2	(2)	4	1	5	(1)	7	(6)	14	—	8
- Amortisation of tangible assets	(3)	(98)	—	(98)	(126)	(61)	(39)	(68)	—	(294)	(43)	(97)	—	(140)
- Amortisation of right of use assets	(1)	(1)	—	(1)	(3)	—	—	(23)	—	(26)	(15)	(7)	(1)	(23)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	—	2	(3)	(6)	(6)	(1)	—	(16)	(1)	(2)	(1)	(4)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	—	275	—	275	253	249	429	477	(1)	1,407	333	343	28	704
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	—	—	(64)	—	—	(64)	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	—	275	—	275	253	249	365	477	(1)	1,343	333	343	28	704
Gold produced - oz (000)(2)	—	343	—	343	268	224	221	485	—	1,198	252	310	—	562
Total cash costs per ounce - $/oz(3)	—	802	—	802	943	1,114	1,650	984	—	1,121	1,318	1,105	—	1,251

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2023
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries (6)	Group total (6)(7)

Total cash costs
Cost of sales per segmental information(4)	307	453	169	2	931	—	372	3,541	3,913	104	349	827	3,437	3,809
- By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	(104)	—	(2)	(95)	(102)	(104)
- Inventory change	(2)	(2)	—	1	(3)	—	2	12	14	(2)	—	(1)	14	16
- Amortisation of tangible assets	(39)	(66)	(37)	—	(142)	—	(98)	(579)	(677)	(3)	(63)	(139)	(576)	(674)
- Amortisation of right of use assets	—	(22)	(6)	—	(28)	—	(1)	(78)	(79)	(3)	(19)	(25)	(75)	(76)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	(1)	(4)	3	(1)	(3)	—	2	(22)	(20)	(3)	(1)	—	(19)	(17)
- Retrenchment costs	—	(2)	(1)	(1)	(4)	—	—	(4)	(4)	—	(2)	(4)	(4)	(4)
Total cash costs net of by-product revenue	172	355	128	1	656	—	275	2,767	3,042	93	262	563	2,674	2,949
Adjusted for non-controlling interests and non-gold producing companies (1)	(13)	—	—	—	(13)	—	—	(77)	(77)	—	—	(13)	(77)	(77)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	159	355	128	1	643	—	275	2,690	2,965	93	262	550	2,597	2,872
Gold produced - oz (000)(2)	152	294	86	—	532	—	343	2,292	2,635	42	252	490	2,250	2,593
Total cash costs per ounce - $/oz(3)	1,045	1,210	1,498	—	1,211	—	802	1,174	1,125	2,217	1,041	1,124	1,154	1,108

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2022
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

All-in sustaining costs
Cost of sales per segmental information(4)	4	342	—	342	314	266	492	594	—	1,666	371	382	30	783
By-product revenue	—	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)	(1)	(3)	—	(4)
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(4)	(95)	—	(95)	(80)	(40)	(54)	(102)	—	(276)	(54)	(117)	(1)	(172)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	1	—	1
Corporate administration, marketing and related expenses	79	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	2	8	—	8	4	—	1	22	—	27	12	11	1	24
Sustaining exploration and study costs	—	—	—	—	2	—	5	8	—	15	1	1	—	2
Total sustaining capital expenditure	1	71	—	71	81	79	23	111	—	294	50	41	—	91
All-in sustaining costs	82	325	—	325	320	304	467	632	—	1,723	379	316	30	725
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(70)	—	—	(70)	—	—	—	—
All-in sustaining costs adjusted for non-controlling interest and non- gold producing companies	82	325	—	325	320	304	397	632	—	1,653	379	316	30	725
All-in sustaining costs	82	325	—	325	320	304	467	632	—	1,723	379	316	30	725
Non-sustaining project capital expenditure	—	19	—	19	65	80	4	43	—	192	—	111	—	111
Non-sustaining lease payments	—	—	—	—	—	—	—	3	—	3	—	—	—	—
Non-sustaining exploration and study costs	—	2	—	2	1	—	7	5	—	13	18	6	19	43
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	7	10	1	11	1	(23)	—	—	—	(22)	—	—	—	—
Other provisions	14	—	—	—	—	—	—	—	—	—	—	—	—	—
All-in costs	103	356	1	357	387	361	478	683	—	1,909	397	433	49	879
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	—	(72)	—	—	(72)	—	—	—	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	103	356	1	357	387	361	406	683	—	1,837	397	433	49	879
Gold sold - oz (000)(2)	—	332	—	332	247	241	278	515	—	1,281	228	311	—	539
All-in sustaining cost per ounce - $/oz(3)	—	979	—	979	1,299	1,264	1,428	1,227	—	1,291	1,666	1,014	—	1,345
All-in cost per ounce - $/oz(3)	—	1,072	—	1,075	1,570	1,499	1,461	1,325	—	1,434	1,746	1,391	—	1,631

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce”
calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
(6) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023.
(7) Total including equity-accounted joint ventures.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2022
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

All-in sustaining costs
Cost of sales per segmental information(4)	273	477	162	1	913	—	342	3,366	3,708	163	314	750	3,203	3,545
By-product revenue	(75)	(31)	—	—	(106)	—	(1)	(113)	(114)	—	(31)	(106)	(113)	(114)
Realised other commodity contracts
Amortisation of tangible, intangible and right of use assets	(39)	(106)	(40)	—	(185)	—	(95)	(637)	(732)	(24)	(82)	(161)	(613)	(708)
Adjusted for decommissioning and inventory amortisation	6	—	(1)	—	5	—	—	6	6	(3)	3	8	9	9
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	79	79	—	—	—	79	79
Lease payment sustaining	—	32	4	—	36	1	8	90	98	8	24	28	82	90
Sustaining exploration and study costs	3	1	—	—	4	—	—	21	21	—	1	4	21	21
Total sustaining capital expenditure	66	199	57	—	322	—	71	708	779	55	144	267	653	724
All-in sustaining costs	234	572	182	1	989	1	325	3,520	3,845	199	373	790	3,321	3,646
Adjusted for non-controlling interests and non-gold producing companies(1)	(18)	—	—	—	(18)	—	—	(88)	(88)	—	—	(18)	(88)	(88)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	216	572	182	1	971	1	325	3,432	3,757	199	373	772	3,233	3,558
All-in sustaining costs	234	572	182	1	989	1	325	3,520	3,845	199	373	790	3,321	3,646
Non-sustaining project capital expenditure	—	—	—	—	—	17	19	320	339	—	—	—	320	339
Non-sustaining lease payments	—	—	—	—	—	—	—	3	3	—	—	—	3	3
Non-sustaining exploration and study costs	1	9	3	1	14	113	2	183	185	6	3	8	177	179
Care and maintenance	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	16	2	—	18	—	11	3	14	3	13	15	—	11
Other provisions	—	—	—	—	—	—	—	14	14	—	—	—	14	14
All-in costs	235	597	187	2	1,021	131	357	4,043	4,400	208	389	813	3,835	4,192
Adjusted for non-controlling interests and non-gold producing companies(1)	(18)	—	—	—	(18)	—	—	(90)	(90)	—	—	(18)	(90)	(90)
All-in costs adjusted for non-controlling interest and non-gold producing companies	217	597	187	2	1,003	131	357	3,953	4,310	208	389	795	3,745	4,102
Gold sold - oz (000)(2)	166	310	89	—	565	—	332	2,385	2,717	69	241	496	2,316	2,648
All-in sustaining cost per ounce - $/oz(3)	1,301	1,841	2,053	—	1,718	—	979	1,439	1,383	2,887	1,543	1,555	1,396	1,344
All-in cost per ounce - $/oz(3)	1,309	1,923	2,102	—	1,775	—	1,075	1,658	1,587	3,016	1,611	1,603	1,617	1,549

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2022
(in US dollar million, except as otherwise noted)

		AFRICA									AUSTRALIA
	Corporate and other(5)	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia

Total cash costs
Cost of sales per segmental information(4)	4	342	—	342	314	266	492	594	—	1,666	371	382	30	783
- By-product revenue	—	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)	(1)	(3)	—	(4)
- Inventory change	—	3	—	3	3	6	4	7	(1)	19	8	(5)	—	3
- Amortisation of tangible assets	(3)	(93)	—	(93)	(77)	(39)	(53)	(77)	—	(246)	(43)	(109)	—	(152)
- Amortisation of right of use assets	(1)	(2)	—	(2)	(3)	—	(1)	(25)	—	(29)	(11)	(8)	(1)	(20)
- Amortisation of intangible assets	—	—	—	—	—	(1)	—	—	—	(1)	—	—	—	—
- Rehabilitation and other non-cash costs	—	(4)	—	(4)	4	(2)	(8)	(7)	—	(13)	2	12	(1)	13
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Total cash costs net of by-product revenue	—	245	—	245	240	229	434	491	(1)	1,393	326	269	27	622
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	—	—	(65)	—	—	(65)	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	—	245	—	245	240	229	369	491	(1)	1,328	326	269	27	622
Gold produced - oz (000)(2)	—	337	—	337	248	250	279	521	—	1,298	232	306	—	538
Total cash costs per ounce - $/oz(3)	—	725	—	725	970	914	1,319	944	—	1,023	1,402	881	—	1,157

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

For the year ended 31 December 2022
(in US dollar million, except as otherwise noted)

	AMERICAS										Adjusted to exclude the Córrego do Sítio operation
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (7)	Córrego do Sítio	AngloGold Ashanti Mineração(6)	Americas(6)	Subsidiaries(6)	Group total (6)(7)

Total cash costs
Cost of sales per segmental information(4)	273	477	162	1	913	—	342	3,366	3,708	163	314	750	3,203	3,545
- By-product revenue	(75)	(31)	—	—	(106)	—	(1)	(113)	(114)	—	(31)	(106)	(113)	(114)
- Inventory change	9	1	(1)	(1)	8	—	3	30	33	(2)	3	10	32	35
- Amortisation of tangible assets	(39)	(79)	(36)	—	(154)	—	(93)	(555)	(648)	(19)	(60)	(135)	(536)	(629)
- Amortisation of right of use assets	—	(27)	(4)	—	(31)	—	(2)	(81)	(83)	(5)	(22)	(26)	(76)	(78)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)	—	—	—	(1)	(1)
- Rehabilitation and other non-cash costs	2	(1)	(1)	—	—	—	(4)	—	(4)	(2)	1	2	2	(2)
- Retrenchment costs	(2)	(2)	(1)	—	(5)	—	—	(6)	(6)	—	(2)	(5)	(6)	(6)
Total cash costs net of by-product revenue	168	338	119	—	625	—	245	2,640	2,885	135	203	490	2,505	2,750
Adjusted for non-controlling interests and non-gold producing companies (1)	(13)	—	—	—	(13)	—	—	(78)	(78)	—	—	(13)	(78)	(78)
Total cash costs adjusted for non-controlling interests and non- gold producing companies	155	338	119	—	612	—	245	2,562	2,807	135	203	477	2,427	2,672
Gold produced - oz (000)(2)	170	311	88	—	569	—	337	2,405	2,742	70	241	499	2,335	2,672
Total cash costs per ounce - $/oz(3)	913	1,088	1,355	—	1,078	—	725	1,066	1,024	1,946	841	957	1,040	1,000

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

BAverage gold price received per ounce

	Six months		Six months		Six months		Year		Year
	ended		ended		ended		ended		ended
	Dec		Jun		Dec		Dec		Dec
	2023		2023		2022		2023		2022
US Dollar million	Unaudited		Unaudited		Unaudited		Unaudited		Unaudited
	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures	Subsidiaries	Joint Ventures
Gold income	2,335	370	2,144	298	2,298	315	4,480	668	4,388	596
Realised gain on non-hedge derivatives	1	—	1	—	—	—	2	—	—	—
Adjusted for non-controlling interests	(49)	—	(50)	—	(51)	—	(99)	—	(112)	—
Attributable gold income including realised non-hedge derivatives	2,287	370	2,095	298	2,247	315	4,383	668	4,276	596

Attributable gold sold - oz (000) (1)	1,180	189	1,092	154	1,302	182	2,273	343	2,385	332
Average gold price received per ounce - $/oz	1,939	1,953	1,917	1,941	1,725	1,732	1,928	1,948	1,793	1,795

(1) Includes gold sold from CdS.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

CAdjusted net debt (1)

	At	At	At
	Dec	Jun	Dec
	2023	2023	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - total	2,239	1,913	1,983
Lease liabilities - total	171	178	186
Total borrowings	2,410	2,091	2,169
Less cash and cash equivalents (net of bank overdraft)	(955)	(717)	(1,106)
Net debt	1,455	1,374	1,063

Adjustments:
IFRS16 lease adjustments	(149)	(153)	(158)
Corporate office lease	—		—
Unamortised portion of borrowing costs	30	32	33
Cash restricted for use	(68)	(59)	(60)
Adjusted net debt	1,268	1,194	878

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
DFree cash flow (2)

	Six months ended Dec 2023	Six months ended Jun 2023	Six months ended Dec 2022	Year ended Dec 2023	Year ended Dec 2022
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Cash generated from operations	555	316	714	871	1,244
Dividends received from joint ventures	143	37	145	180	694
Taxation refund	36	—	32	36	32
Taxation paid	(56)	(60)	(79)	(116)	(166)
Net cash inflow from operating activities	678	293	812	971	1,804
Corporate restructuring costs	264	4	—	268	—
Capital expenditure on tangible and intangible assets	(589)	(453)	(594)	(1,042)	(1,028)
Net cash from operating activities after capital expenditure and excluding corporate restructuring costs	353	(156)	218	197	776
Repayment of lease liabilities	(50)	(44)	(42)	(94)	(82)
Finance costs accrued and capitalised	(68)	(64)	(61)	(132)	(132)
Net cash flow after capital expenditure and interest	235	(264)	115	(29)	562
Other net cash inflow from investing activities	66	59	72	125	86
Other	5	(1)	4	4	5
Add backs:
Cash restricted for use	8	1	(6)	9	4
Free cash flow	314	(205)	185	109	657
Kibali legacy free cash flow received	—	—	—	—	(460)
Free cash flow (excluding Kibali legacy free cash flow received)	314	(205)	185	109	197

(2) Adjusted to exclude corporate restructuring costs.
Rounding of figures may result in computational discrepancies.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Other information - Exchange rates

	Dec	Jun	Dec
	2023	2023	2022
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	18.45	18.21	16.37
ZAR/USD average for the half year to date	18.68	18.21	17.33
ZAR/USD closing	18.28	18.83	17.00

AUD/USD average for the year to date	1.51	1.48	1.44
AUD/USD average for the half year to date	1.53	1.48	1.49
AUD/USD closing	1.47	1.50	1.47

BRL/USD average for the year to date	5.00	5.07	5.16
BRL/USD average for the half year to date	4.92	5.07	5.25
BRL/USD closing	4.84	4.82	5.22

ARS/USD average for the year to date	293.67	212.58	130.87
ARS/USD average for the half year to date	378.60	212.58	149.03
ARS/USD closing	808.48	256.68	177.13

FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors: PricewaterhouseCoopers Inc.
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax:  +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)
Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§
* British  § Canadian  #American  ▲Australian
~Panamanian  ^South African  △Ghanaian
Officers
HC Grantham
Interim Company Secretary
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
AngloGold Ashanti posts information that may be important
to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on
the main page. This information is updated periodically.
AngloGold Ashanti intends to use its website as a means of
disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its
disclosure obligations. Accordingly, investors should visit
this website regularly to obtain important information about
AngloGold Ashanti, in addition to following its press
releases, documents it files with, or furnishes to, the United
States Securities and Exchange Commission (SEC) and
public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is
incorporated by reference into, this document. References
herein to the AngloGold Ashanti website shall not be
deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”,
“could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.  Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC) and
AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.  AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
FY 2023 Preliminary Financial Update - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                                    AngloGold Ashanti plc
Date: 23 February 2024
By:/s/ HC GRANTHAM
Name:HC Grantham
Title:Interim Company Secretary